As filed with the Securities and Exchange Commission on March 24, 1998
                                                     Registration No. 333-46341

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------
                                AMENDMENT NO. 1
                                       TO



                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                                 US LEC Corp.
            (Exact Name of Registrant as Specified in Its Charter)

                Delaware                                4813                     56-2065535
        (State or Other Jurisdiction       (Primary Standard Industrial        (IRS Employer
     of Incorporation or Organization)      Classification Code Number)     Identification No.)

                       212 South Tryon Street, Suite 1540
                        Charlotte, North Carolina 28281
                                (704) 319-1000
              (Address, Including Zip Code, and Telephone Number
       Including Area Code, of Registrant's Principal Executive Offices)

                              Tansukh V. Ganatra
                     President and Chief Operating Officer
                                 US LEC Corp.
                      212 South Tryon Street, Suite 1540
                        Charlotte, North Carolina 28281
                                (704) 319-1000
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                                   Copies to:

             Barney Stewart III, Esq.                 Barry A. Brooks, Esq.
            Aaron D. Cowell, Jr., Esq.        Paul, Hastings, Janofsky & Walker LLP
             Moore & Van Allen, PLLC                     399 Park Avenue
        100 North Tryon Street, Floor 47          New York, New York 10022-4697
     Charlotte, North Carolina 28202-4003

     Approximate date of proposed sale to the public: To commence as soon as practicable after this Registration Statement becomes effective.
     If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    Title Of Class Of                      Proposed Maximum     Proposed Maximum
    Securities To Be       Amount To Be        Offering        Aggregate Offering        Amount of
       Registered         Registered(1)   Price Per Share(2)       Price(1)(2)      Registration Fee(3)
  Class A Common Stock,
   $.01 par value.......   6,325,000           $ 15.00             $94,875,000            $27,989


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 825,000 shares of Class A Common Stock that may be sold pursuant to the Underwriters' over-allotment option.

(2) Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee.
(3) $4,389 paid herewith. $23,600 previously paid in connection with the initial filing of this Registration Statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the soliciation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such state.


                   SUBJECT TO COMPLETION DATED MARCH 24, 1998


PROSPECTUS
                                                                  [US LEC LOGO]

                               5,500,000 Shares

                                 US LEC Corp.
                              Class A Common Stock

                                 ------------

     The 5,500,000 shares of Class A Common Stock offered hereby are being sold by US LEC Corp. (the "Company" or "US LEC"). Prior to this offering (the "Offering"), there has not been a public market for the Class A Common Stock of the Company. It is currently estimated that the initial public offering price of the Class A Common Stock will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to factors to be considered in determining the initial public offering price. Application has been made to have the Class A Common Stock listed on the Nasdaq National Market under the symbol "CLEC."
     The Company has two classes of common stock, the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock"). The rights of the holders of the Class A Common Stock and the Class B Common Stock are substantially identical, except that (i) holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to 10 votes per share and, except as provided in clause (ii), holders of both classes vote together as one class on all matters submitted to a vote of stockholders, including the election of directors; (ii) holders of the Class B Common Stock vote as a separate class to elect two members of the Company's Board of Directors; and (iii) the Class B Common Stock, subject to the terms of an agreement among the holders of Class B Common Stock, is fully convertible at any time into Class A Common Stock, at the option of the holder, or automatically upon transfer to a person other than an existing holder of Class B Common Stock or his, her or its Permitted Transferee (as defined), on a one-for-one basis. See "Description of Capital Stock."


     After the Offering, Richard T. Aab, the Chairman, Chief Executive Officer and a founder of US LEC, will own or otherwise control the vote of 100% of the outstanding Class B Common Stock, representing approximately 94.8% of the total voting power of the outstanding Common Stock. See "Risk Factors -- Control by Single Stockholder," "Security Ownership of Management" and "Description of Capital Stock."


     See "Risk Factors" beginning on page 7 for a discussion of certain factors which should be considered by potential investors.
                                 ------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               Price to     Underwriting Discounts     Proceeds to
                Public        and Commissions (1)      Company (2)
Per Share     $            $                          $
Total (3)     $            $                          $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  (1) For information regarding indemnification of the Underwriters, see "Underwriting."


  (2) Before deducting expenses, estimated at $650,000, which are payable by the Company.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 825,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
      Discounts and Commissions and Proceeds to Company will be $    , $
      and $    , respectively. See "Underwriting."

                             ------------

           The shares of Class A Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Class A Common Stock
      offered hereby will be available for delivery on or about     ,
      1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001 or through the facilities of The Depository Trust Company.

                             -----------

      Salomon Smith Barney
                    Bear, Stearns & Co. Inc.
                                  Wheat First Union
            , 1998.

[GRAPHIC OMITTED]




CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this Prospectus Summary is qualified in its entirety by, the more detailed information, including the consolidated financial statements and notes thereto contained herein. The Company is the successor to US LEC L.L.C., a Delaware limited liability company, that merged into the Company on December 31, 1997. Unless the context otherwise requires, the terms "US LEC" and the "Company" refer to US LEC Corp., a Delaware corporation and its consolidated subsidiaries and the Company's predecessor, US LEC L.L.C. Capitalized terms used in this Prospectus which are not otherwise defined herein, have the meaning ascribed to them in the Glossary included in this Prospectus. References herein to "EBITDA" refer to net earnings (loss) before interest expense, income taxes, depreciation and amortization. Information in this Prospectus, unless otherwise indicated, assumes that the over-allotment option that has been granted to the Underwriters in the Offering will not be exercised.


                                  The Company


     US LEC is a rapidly growing competitive local exchange carrier ("CLEC") that provides switched local, long distance and enhanced telecommunications services primarily to medium and large-sized organizations located in selected markets in the southeastern United States. The Company was founded in June 1996 after passage of the Telecommunications Act of 1996 (the "Telecom Act"), which enhanced the competitive environment for local exchange services. The Company initiated service in Charlotte, North Carolina in March 1997, becoming one of the first CLECs in North Carolina to provide switched local exchange services, and subsequently initiated service in Raleigh and Greensboro, North Carolina and in Atlanta, Georgia. As of February 28, 1998, the Company had 62,545 Equivalent Access Lines (as defined in the Glossary) in service. US LEC plans to enter 15 new markets in Tennessee, Florida, South Carolina, Virginia and North Carolina by the end of 1999. US LEC's objective is to become the primary provider of switched local telecommunications services to its existing and target customers.



                               Network Strategy

     US LEC purchases and deploys switching equipment and leases fiber optic transmission capacity from competitive access providers ("CAPs"), other CLECs and incumbent local exchange carriers ("ILECs"). Management believes that this switch-based, leased-transport strategy provides the Company with significant competitive advantages. By owning its switches, the Company is able to better configure its network to provide cost-effective and customized solutions for its customers' telecommunications needs. By leasing transmission capacity, the Company is able to (i) reduce the up-front capital expenditures required to enter new markets, (ii) avoid the risk of "stranded" investment in under-utilized fiber networks and (iii) enter markets and generate revenue and positive cash flow more rapidly than if the Company first constructed its own transmission facilities. Management believes that the availability of several suppliers of fiber optic transmission facilities in each of the Company's markets provides US LEC with negotiating leverage, vendor diversity and the ability to offer customers enhanced reliability at a competitive price.


                              Market Opportunity

     The Company focuses its primary sales efforts on telecommunications-intensive organizations with at least 100 access lines, including businesses, government agencies, other telecommunications companies and value-added resellers ("VARs"). After completing its planned expansion, US LEC will operate in 19 markets located in six contiguous states in the southeastern United States -- one of the fastest growing regional markets for business telecommunications services in the country. Within the Southeast, the Company has selected its target markets based on a number of considerations, including the number of potential customers and other competitors in such markets and the presence of multiple transmission facility suppliers. Based on the Company's study of state regulatory filings (the "Market Study"), in the four markets presently served by the Company there were approximately 1.4 million business lines that generated approximately $2.1 billion in local exchange and long distance revenues in 1996. The Market Study indicates that the 19 markets in which management expects the

Company to be operating by the end of 1999 had a total of approximately 4.1 million business lines that generated approximately $5.7 billion in local exchange and long distance revenues in 1996. The local and long distance revenue figures reported in the Market Study do not include revenue associated with enhanced services and carrier access fees, which US LEC is pursuing as part of its business plan.

     Since commencing network operations, US LEC has achieved significant growth in its Equivalent Access Lines in service and in the number of switched minutes of use ("MOUs") carried over the Company's network. As indicated in the following table, from March 1997 through February 1998, the Company increased its number of Equivalent Access Lines in service at month-end from 288 to 62,545 and increased its monthly number of MOUs during the same period from approximately 40,000 to approximately 450 million.





                                                                          1997
                                  -------------------------------------------------------------------------------------
                                   Mar.   Apr.    May     June    July     Aug.     Sept.     Oct.     Nov.      Dec.
                                  ------ ------ ------- ------- -------- -------- --------- -------- -------- ---------
Cumulative Equivalent
Access Lines in Service (1):
Charlotte .......................  288    757    2,204   2,881    4,571    5,157    9,789    10,863   12,824    16,724
Raleigh .........................   --    168      624   1,206    1,948    3,012    5,715     9,590   13,935    19,017
Greensboro ......................   --     --       --      --       --       --       --        --    3,168    13,488
Atlanta .........................   --     --       --      --       --       --       --        --       --        --
                                   ---    ---    -----   -----    -----    -----    -----    ------   ------    ------
 Totals .........................  288    925    2,828   4,087    6,519    8,169   15,504    20,453   29,927    49,229
                                   ===    ===    =====   =====    =====    =====   ======    ======   ======    ======
MOUs (in thousands) (2) .........   40    500    3,118   5,000   16,323   20,024   33,383    54,273   95,542   243,637
                                   ===    ===    =====   =====   ======   ======   ======    ======   ======   =======



                                         1998
                                  -------------------
                                     Jan.      Feb.
                                  --------- ---------
Cumulative Equivalent
Access Lines in Service (1):
Charlotte .......................   24,943    27,027
Raleigh .........................   19,800    20,685
Greensboro ......................   14,203    14,689
Atlanta .........................       --       144
                                    ------    ------
 Totals .........................   58,946    62,545
                                    ======    ======
MOUs (in thousands) (2) .........  446,386   450,000
                                   =======   =======


----------
(1) As of the end of the month indicated. "Equivalent Access Lines" is a term used by management to quantify the size of the Company's network. For a detailed definition, see Glossary.

(2) MOUs indicate the number of local and long distance switched minutes of use carried over the Company's network during the month indicated.

     The Company's existing North Carolina operations generated positive EBITDA of $200,264 during the month of December 1997, ten months after the Company first initiated service in Charlotte. While EBITDA does not represent cash flow or results of operations in accordance with generally accepted accounting principles, it is a measure of financial performance commonly used in the telecommunications industry. Management expects the Company to achieve similar operating results in each of its new markets within a comparable time frame. Management attributes US LEC's ability to achieve this performance primarily to two factors. First, the Company's capital-efficient network strategy eliminates the lengthy "build-out" period usually required to construct a fiber optic transmission network, permitting the Company to quickly enter new markets and rapidly generate revenue and positive cash flow. Second, US LEC's telecommunications-intensive customers typically transmit a large amount of switched traffic over the Company's network, resulting in efficient network utilization and attractive operating margins.


                                  Management


     US LEC believes that the quality of its management team has been a critical factor in the Company's successful entry into existing markets and will be a key to the implementation of its strategy in entering additional markets. The Company has assembled a proven management team with extensive telecommunications experience in the deployment of local exchange, long distance, cellular and international gateway services in emerging competitive environments. The Company's seven executive officers have an average of over 15 years of experience in the telecommunication services industry. In 1982, Richard T. Aab, US LEC's Chairman and Chief Executive Officer, co-founded ACC Corp., a publicly traded international telecommunications company, and served that company in various capacities, including Chairman and Chief Executive Officer, through mid-1997. Tansukh V. Ganatra, US LEC's President and Chief Operating Officer, served as ACC Corp.'s President, Chief Operating Officer, and Vice President of Engineering and Operations over a ten-year period ending in 1997. Prior to joining ACC Corp., Mr. Ganatra spent 19 years at Rochester Telephone Corp. (now part of Frontier Corp.), most recently serving as Director of Network Engineering. Other key US LEC executives have extensive experience in telecommunications engineering, marketing, sales, operations and regulation.

                               Business Strategy

     US LEC's objective is to become the primary provider of switched local telecommunications services to its existing and target customers. The principal elements of US LEC's strategy include:

o Deploy a Capital-Efficient Network. Management believes that US LEC is one of the first CLECs to utilize a strategy of purchasing and deploying switching equipment in each target market and leasing the required fiber optic transmission capacity from CAPs, other CLECs and ILECs. Management believes the Company's switch-based, leased-transport strategy enables it to enter markets and generate revenue and positive cash flow more rapidly than if the Company first constructed its own transmission facilities. This strategy also reduces the up-front capital expenditures required to enter new markets and avoids the risk of "stranded" investment in under-utilized fiber networks. Management also believes that the Company's ability to align its leased transmission costs with customer orders permits a higher return on invested capital.

o Focus on a Southeastern Cluster of Operations. After completing its planned expansion, the Company will operate in 19 markets located in six contiguous states in the southeastern United States -- one of the fastest growing regional markets for business telecommunications services in the country. Within the Southeast, the Company has selected its target markets based on a number of considerations, including the number of potential customers and other competitors in such markets and the presence of multiple transmission facility suppliers. Management believes that the Company's clustered network will enable it to take advantage of regional calling patterns and capture an increasing portion of customer traffic on its network. Management also believes that by originating and terminating calls on its network, the Company can achieve significant cost savings and potential pricing advantages over its competition.

o Target Telecommunications-Intensive Customers. The Company focuses its primary sales efforts on telecommunications-intensive organizations with at least 100 access lines, including businesses, government agencies, other telecommunications companies and VARs. The volume of usage generated by the Company's target customers allows the Company to efficiently concentrate the telecommunications traffic of its customers on one or more leased T-1 lines. In addition, the Company frequently is able to sell enhanced and long distance services to complement its core local services. This further enhances network utilization and improves margins, as fixed network costs are spread over a larger base of MOUs.

o Install a Robust, Uniform Technology Platform. The Company has chosen the 5ESS(R)-2000 digital switch manufactured by Lucent Technologies, Inc. ("Lucent") to provide a consistent technology platform throughout its network. The Lucent switch enables the Company to provide both local and long distance services from a single platform. This uniform and advanced switching platform enables the Company to (i) deploy features and functions quickly throughout its entire network, (ii) expand switch capacity in a cost effective manner, (iii) lower maintenance costs through reduced training and spare part requirements and (iv) achieve direct connectivity to cellular and personal communication system applications in the future.

o Employ a Direct Sales Force with Extensive Local Market Experience. Management believes that the Company's success in a particular market is enhanced by employing a direct sales force with extensive local market and telecommunications sales experience. The Company employed this strategy in building its existing sales forces in North Carolina and Georgia and intends to continue implementing this strategy in other markets. Salespeople with experience in a particular market provide the Company with extensive knowledge of the Company's target customer base and in many cases already have existing relationships with target customers. The experience and relationships of these salespeople enable them to pre-sell the Company's products and services prior to initiating network operations in a particular market.

o Implement Efficient Provisioning Processes. Management believes that a critical aspect of the success of a CLEC is timely and effective provisioning systems, which includes the process of transitioning ILEC customers to the Company's network. The Company focuses on implementing effective and timely provisioning practices in each of its markets to rapidly and efficiently transition customers from the ILEC to the Company without disruption of the customer's operations. Management believes that these practices provide the Company with a long-term competitive advantage and enable it to implement services in its markets rapidly and to shorten the time between receipt of the customer order and the generation of revenue.

                                 The Offering


Class A Common Stock offered by
 the Company........................  5,500,000 shares


Common Stock to be outstanding after the Offering:

  Class A Common Stock.............   9,355,000 shares (1)


  Class B Common Stock.............   17,075,270 shares


    Total..........................   26,430,270 shares (1)

Use of Proceeds....................   The Company intends to use substantially
                                      all of the net proceeds from the Offering for capital expenditures relating to its expansion into new markets. See "Use of Proceeds."


Nasdaq National Market Symbol......   CLEC
----------

(1) Excludes 469,000 shares of Class A Common Stock issuable upon exercise of outstanding warrants having exercise prices ranging from $2.86 to $10.00 per share, 182,800 shares issuable upon exercise of outstanding options granted under the US LEC Corp. 1998 Omnibus Stock Plan (the "Stock Plan") with an exercise price of $10.00 per share and 10,000 shares issuable upon exercise of options to be granted at the completion of the Offering having an exercise price equal to the initial public offering price.



                                 Risk Factors

     See "Risk Factors" for a discussion of certain factors which should be considered by prospective purchasers of the Class A Common Stock.


                                    Address

     The principal executive offices of the Company are located at 212 South Tryon Street, Suite 1540, Charlotte, North Carolina 28281. The Company's telephone number is (704) 319-1000.

         SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary historical consolidated financial data presented below as of December 31, 1996 and 1997, for the period from June 6, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 are derived from and qualified by reference to the audited consolidated financial statements and notes thereto of US LEC contained elsewhere in this Prospectus. The Company's consolidated financial statements as of December 31, 1996 and 1997, for the period from June 6, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent public accountants. The summary historical financial data for each quarter of 1997 have been derived from the unaudited interim consolidated financial statements of the Company. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and notes thereto of the Company contained elsewhere in this Prospectus.




                                                 Period from                            Quarter Ended
                                                June 6, 1996   ---------------------------------------------------------------
                                               (Inception) to
                                                December 31,      March 31,        June 30,     September 30,    December 31,
                                                    1996             1997            1997            1997            1997
                                              ---------------- --------------- --------------- --------------- ---------------
Statement of Operations Data:
Revenue .....................................  $          --    $      1,141     $   228,620    $  1,529,745    $   4,698,155
Cost of services ............................             --         423,093         314,828       1,075,183        2,387,897
                                               -------------    ------------     -----------    ------------    -------------
Gross margin ................................             --        (421,952)        (86,208)        454,562        2,310,258
Selling, general and administrative .........        941,743       1,049,130       1,047,940       1,294,115        2,679,052
Depreciation and amortization ...............          4,059          14,046          88,406         124,994          215,468
                                               -------------    ------------     -----------    ------------    -------------
Loss from operations ........................       (945,802)     (1,485,128)     (1,222,554)       (964,547)        (584,262)
Interest expense, net .......................         16,861          66,556         108,021         101,326           78,953
                                               -------------    ------------     -----------    ------------    -------------
Net loss ....................................  $    (962,663)   $ (1,551,684)   ($ 1,330,575)   $ (1,065,873)   $    (663,215)
                                               =============    ============     ===========    ============    =============
Net loss per share ..........................  $        (.06)   $       (.09)    $      (.07)   $       (.06)   $        (.03)
                                               =============    ============     ===========    ============    =============
Weighted average shares outstanding .........     17,310,000      17,310,000      17,832,750      19,075,500       20,239,500
                                               =============    ============     ===========    ============    =============
Other Financial Data:
Capital expenditures ........................  $     279,634    $  1,798,152     $   634,122    $    828,903    $   9,793,930
EBITDA (1) ..................................       (941,743)     (1,471,082)     (1,134,148)       (839,553)        (368,794)
Net cash flow used in operating
 activities .................................     (1,079,069)     (1,043,972)     (1,253,840)     (1,168,631)      (2,127,650)
Net cash flow provided by (used in)
 investing activities .......................       (465,792)     (1,598,152)     (3,251,162)      1,303,141       (2,405,058)
Net cash flow provided by financing
 activities .................................      2,271,000       2,400,000       4,848,244       1,335,280        5,424,871
Operating Data:
Cumulative Equivalent Access Lines in
 service (2) ................................             --             288           4,087          15,504           49,229
MOUs (3) ....................................             --          40,000       8,618,000      69,730,000      393,452,000



                                                 Year Ended
                                                December 31,
                                                    1997
                                              ---------------
Statement of Operations Data:
Revenue .....................................  $  6,457,661
Cost of services ............................     4,201,001
                                               ------------
Gross margin ................................     2,256,660
Selling, general and administrative .........     6,070,237
Depreciation and amortization ...............       442,914
                                               ------------
Loss from operations ........................    (4,256,491)
Interest expense, net .......................       354,856
                                               ------------
Net loss ....................................  $ (4,611,347)
                                               ============
Net loss per share ..........................  $       (.25)
                                               ============
Weighted average shares outstanding .........    18,653,308
                                               ============
Other Financial Data:
Capital expenditures ........................  $ 13,055,107
EBITDA (1) ..................................    (3,813,577)
Net cash flow used in operating
 activities .................................    (5,594,093)
Net cash flow provided by (used in)
 investing activities .......................    (5,951,231)
Net cash flow provided by financing
 activities .................................    14,008,395
Operating Data:
Cumulative Equivalent Access Lines in
 service (2) ................................        49,229
MOUs (3) ....................................   471,840,000




                                                                                    As of December 31, 1997
                                                                    --------------------------------------------------------
                                                        As of
                                                     December 31,                                             Pro Forma
                                                         1996            Actual        Pro Forma (4)     As Adjusted (4) (5)
                                                    -------------   ---------------   ---------------   --------------------
Balance Sheet Data:
Current assets ..................................    $1,067,662      $  9,654,993      $  9,654,993          $80,614,993
Working capital (deficiency) ....................       936,884        (2,268,883)       (2,268,883)          68,691,117
Property and equipment, net .....................       276,097        12,889,335        12,889,335           12,889,335
Total assets ....................................     1,466,835        22,680,681        22,680,681           93,640,681
Notes payable -- stockholders ...................     1,671,000         5,000,000                --                   --
Total stockholders' equity (deficiency) .........      (334,943)        5,756,805        10,756,805           81,716,805

----------
(1) EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation and amortization. It is a measure commonly used by analysts, investors and other interested parties in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income or (loss) as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.


(2) As of the end of the period indicated. "Equivalent Access Lines" is a term used by management to quantify the size of the Company's network. For a detailed definition, see Glossary.

(3) MOUs indicate the number of local and long distance switched minutes of use carried over the Company's network during the period indicated.


(4) Reflects the exchange of a note payable to a stockholder in the amount of $5.0 million for 480,770 shares of Class B Common Stock on February 14, 1998. See "Certain Relationships and Related Transactions."

(5) Adjusted to reflect the sale of Class A Common Stock offered hereby (based on an assumed initial public offering price of $14.00 per share) assuming no exercise of the Underwriters' over-allotment option, and after deducting the Underwriters' Discounts and Commissions and estimated expenses of the Offering. See "Use of Proceeds."

                                 RISK FACTORS

     Prospective investors should consider carefully the following factors together with the other information contained in this Prospectus:


Limited Operating History

     US LEC was formed in June 1996, began generating revenue in March 1997 and has a relatively small number of customers. Accordingly, prospective investors have very limited historical operating and financial information upon which to base an evaluation of the Company's performance and an investment in the Class A Common Stock. Given the Company's limited operating history, there can be no assurance that it will be able to compete successfully in the telecommunications business, achieve or sustain profitability or generate sufficient positive cash flow in the future to meet debt service, working capital or other cash requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Risks Associated with Implementation of Growth Strategy

     The expansion and development of US LEC's operations will depend on, among other things, the Company's ability to (i) accurately assess potential new markets, (ii) identify, hire and retain qualified personnel, (iii) lease access to suitable fiber optic networks, (iv) purchase, install and operate switches and (v) obtain any required government authorizations, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, US LEC has experienced rapid growth since its inception, and management believes that sustained growth will place a strain on operational, human and financial resources. The Company's ability to manage its expansion effectively will also depend on the continued development of plans, systems and controls for its operational, financial and management needs. Given the Company's limited operating history, there can be no assurance that the Company will be able to satisfy these requirements or otherwise manage its growth effectively. The failure of US LEC to satisfy these requirements could have a material adverse effect on the Company's financial condition and its ability to fully implement its expansion plans.

     The Company's growth strategy also involves the following risks:

     Qualified Personnel. A critical component for US LEC's success will be hiring and retaining additional qualified managerial, sales and technical personnel. Since its inception, the Company has experienced significant competition in hiring and retaining personnel possessing necessary skills and telecommunications experience. Although management believes the Company has been successful in hiring and retaining qualified personnel, there can be no assurance that US LEC will be able to do so in the future.

     Switch and Equipment Installation. An essential element of the Company's current strategy is the provision of switched local service. There can be no assurance that installation of the switches and associated electronics necessary to implement the Company's business plan will continue to be completed on a timely basis or that, during the testing of this equipment, the Company will not experience technological problems that cannot be resolved. The failure of the Company to install and operate successfully additional switches and other network equipment could have a material adverse effect on the Company's financial condition and its ability to enter additional markets.


     Interconnection Agreements. The Company has agreements for the interconnection of its networks with the networks of the ILECs covering each market in which US LEC either has or is currently installing a switching platform. US LEC may be required to negotiate new, or renegotiate existing, interconnection agreements as it enters new markets in the future, such as in Virginia and Florida. In addition, as its existing interconnection agreements expire, it will be required to negotiate extension or replacement agreements. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the ILECs or renewals of existing interconnection agreements on terms and conditions acceptable to the Company. A decision by the United States Court of Appeals for the Eighth Circuit vacating several of the FCC's rules creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements. As a result of this decision, which has been appealed to the U.S. Supreme Court, and a pending review of this issue by the FCC, negotiating and enforcing such agreements could become more difficult and protracted, and renegotiation of existing agreements could be required. See "Business -- Regulation -- Eighth Circuit Court of Appeals Decision." The failure to negotiate and obtain required interconnection agreements on terms and conditions acceptable to the Company could have a material adverse effect on the Company's ability to rapidly enter a particular market and on its operations in its existing markets.

     Ordering, Provisioning and Billing. The Company has developed processes and procedures and is working with external vendors, including the ILECs, in the implementation of customer orders for services, the provisioning, installation and delivery of such services and monthly billing for those services. The failure to manage effectively processes and systems for these service elements or the failure of the Company's current vendors or the ILECs to deliver ordering, provisioning and billing services on a timely and accurate basis could have a material adverse effect upon the Company's ability to achieve its growth strategy.

     Products and Services. The Company currently focuses its efforts on providing local and long distance telecommunications services. In order to address the needs of its target customers, the Company will be required to emphasize and develop additional products and services. No assurance can be given that the Company will be able to provide the range of telecommunication services that its target customers need or desire.

     Acquisitions. US LEC may acquire other businesses as a means of expanding into new markets or developing new services. The Company is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. Such transactions involve certain risks including, but not limited to, (i) difficulties assimilating acquired operations and personnel; (ii) potential disruptions of the Company's ongoing business; (iii) the diversion of resources and management time; (iv) the possibility that uniform standards, controls, procedures and policies may not be maintained; (v) risks associated with entering new markets in which the Company has little or no experience; and (vi) the potential impairment of relationships with employees or customers as a result of changes in management. If an acquisition were to be made, there can be no assurance that the Company would be able to obtain the financing to consummate any such acquisition on terms satisfactory to it or that the acquired business would perform as expected.


Uncertainties Related to Reciprocal Compensation


     The Telecom Act requires ILECs to provide reciprocal compensation to a CLEC for local traffic terminated on such CLEC's network. Notwithstanding this requirement, a number of Regional Bell Operating Companies ("RBOCs") have taken the position that traffic terminated to enhanced service providers ("ESPs"), including information service providers such as internet service providers ("ISPs"), is not local traffic. CLECs have been generally successful in challenging the RBOCs in public utility commission ("PUC") proceedings in several states, including North Carolina (a proceeding that the Company initiated) and Virginia. The PUCs in Florida, Georgia and Tennessee are currently reviewing this issue. Although the Company is not a party to these proceedings, it is considering joining them as an intervening party. The Company is not aware of any current proceedings involving this issue before the South Carolina PUC, the only other state in the Company's current and proposed operating territory. In addition to the various state PUC proceedings, this issue is under general review by the FCC.

     In August 1997, BellSouth Telecommunications, Inc. ("BellSouth") notified the Company and other CLECs that it would not pay or collect reciprocal compensation under interconnection agreements for traffic terminated to an ESP or an ISP. The Company petitioned the North Carolina PUC to resolve this issue. On February 26, 1998, the North Carolina PUC ruled that the reciprocal compensation provision contained in the interconnection agreement between BellSouth and the Company is fully applicable to traffic terminated to ESP and ISP customers when the originating caller and the called number are associated with the same calling area, and directed BellSouth to bill and pay reciprocal compensation for all such calls. BellSouth has not yet complied with this order and has until March 30, 1998 to appeal to the intermediate state appellate court, unless that time is extended for thirty additional days by the North Carolina PUC. In addition, under the Telecom Act, BellSouth may be entitled to seek review of the decision of the North Carolina PUC by the United States District Court for the Eastern District of North Carolina.

     A significant portion of the Company's estimated total revenue for 1998 and 1999 is expected to be derived from reciprocal compensation from BellSouth for traffic terminated on US LEC's network to ESPs and ISPs in North Carolina. If a decision adverse to the Company is issued on any appeal or review of the order of the North

Carolina PUC, by the FCC or by one or more PUCs in other southeastern states in which the Company currently operates or plans to operate in the future, the ability of the Company to serve existing and future ESP and ISP customers profitably would be limited, which could have a material adverse affect on US LEC's operating results, financial condition and current strategy.



Dependence on Key Personnel

     The Company's business is managed by a small number of key executive officers, most notably Richard T. Aab, Chairman and Chief Executive Officer, and Tansukh V. Ganatra, President and Chief Operating Officer. The loss of the services of one or more of these key people, particularly Mr. Aab or Mr. Ganatra, could materially and adversely affect US LEC's business and its prospects. None of the Company's executive officers have employment agreements or are subject to noncompetition agreements, and the Company does not maintain key man life insurance on any of its officers. The competition for qualified managers in the telecommunications industry is intense. Accordingly, there can be no assurance that US LEC will be able to hire and retain necessary personnel in the future to replace any of its key executive officers, if any of them were to leave US LEC or be otherwise unable to provide services to US LEC.


Reliance on Leased Capacity


     A key element of US LEC's business and growth strategy is leasing fiber optic transmission capacity instead of constructing its own transport facilities. In implementing this strategy, the Company relies upon its ability to lease capacity from CAPs, other CLECs and ILECs operating in its markets. In order for this strategy to be successful, the Company must be able to negotiate and renew satisfactory agreements with its fiber optic network providers, and the providers must process provisioning requests on a timely basis, maintain their networks in good working order and provide adequate capacity. Although US LEC enters into agreements with its network providers that are intended to ensure access to adequate capacity and timely processing of provisioning requests, (and although US LEC's interconnection agreements with ILECs generally provide that the Company's connection and maintenance orders will receive attention at parity with the ILECs and other CLECs and that adequate capacity will be provided), there can be no assurance that the ILECs and other network providers will comply with their contractual (and, in the case of the ILECs, legally required) network provisioning obligations, or that the provisioning process will be completed for the Company's customers on a timely and otherwise satisfactory basis. Furthermore, there can be no assurance that the rates to be charged to US LEC under future interconnection agreements or lease agreements with other providers will allow the Company to offer usage rates low enough to attract a sufficient number of customers and operate its networks at satisfactory margins.



Competition

     The telecommunications industry is highly competitive. In each of the Company's existing and target markets, the Company competes and will continue to compete principally with the ILECs serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have greater financial and personnel resources, brand name recognition and long-standing relationships with regulatory authorities at the federal and state levels.

     The Company also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace, and from other CLECs, CAPs, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users. In addition, a continuing trend toward combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. Many of these current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.


     The Company also competes with long distance carriers in the provisioning of long distance services. Although the long distance market is dominated by four major competitors, hundreds of other companies also compete in the long distance marketplace.


     In addition, the regulatory environment in which the Company operates is undergoing significant change. As this regulatory environment evolves, changes may occur which could create greater or unique competitive advantages for all or some of the Company's current or potential competitors, or could make it easier for additional parties to provide services. See "Business -- Competition."


Regulation


     Although passage of the Telecom Act has resulted in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In addition, although the Telecom Act, as passed, conditions RBOCs' provisioning of in-region long distance service on a showing that the local market has been opened to competition, a United States District Court in Texas has held these portions of the Telecom Act invalid. That decision has been stayed pending appeal, and has been appealed to the United States Court of Appeals for the Fifth Circuit. If the decision is upheld, it could (i) remove the incentive RBOC's presently have to cooperate with companies like US LEC to foster competitition within their service areas so that they can qualify to offer in-region long distance by allowing RBOC's to offer such services immediately and (ii) give the RBOC's the ability to offer "one-stop shopping" for both long distance and local service. The Company cannot yet determine when or how the Court will rule on this appeal. If the decision is reversed, there can be no assurance that these ILECs will negotiate quickly with competitors such as the Company for the required interconnection of the competitor's networks with those of the ILEC or provisioning of services on a timely basis, or that such interconnection agreements will be on terms acceptable to the Company.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications universal service program which both increased the size of existing subsidies and created new subsidy funds to which the Company may be required to contribute. These funds relate to subsidies for certain services offered in high-cost areas or to low income subscribers, schools, libraries and rural healthcare providers. As of December 31, 1997, the Company was unable to quantify the payments, if any, that it will be required to make for the year. Based upon preliminary guidance provided by the FCC regarding the calculation of these payments, management believes that the amount of any such payments will not be material for 1997. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. The Company also may be required to contribute to state-established funds.

     The Telecom Act also governs interconnection, resale of ILEC services by CLECs, lease of unbundled network elements and termination of traffic. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit overturned many of the rules the FCC had established pursuant to the Telecom Act. The Eighth Circuit decision substantially limits the FCC's jurisdiction and expands the state regulators' jurisdiction to set and enforce rules governing the development of local competition. As a result, it is more likely that the rules governing local competition will vary substantially from state to state. Most states, however, have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make entry into, and conducting business, in some markets more difficult and expensive than in others. The U.S. Supreme Court has decided to review the Eighth Circuit's decision. There can be no assurance as to how or when the U.S. Supreme Court will act on the appeals or that the outcome of the appeals will not have a material adverse effect on the Company. See "Business -- Regulation."



Negative Cash Flow and Operating Losses

     The Company intends to satisfy most of its working capital needs through cash generated from operations. To date, the Company has not generated positive cash flow from its operations on a consolidated basis. Moreover, US LEC's operations have resulted in net losses of $962,663 for the period from inception (June 6, 1996) through December 31, 1996 and approximately $4.6 million for the year ended December 31, 1997. There can be no assurance that the Company will achieve or sustain profitability or generate positive cash flow in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Future Capital Requirements

     Implementation of the Company's expansion plans will require significant capital expenditures. The Company's principal capital expenditures relate to the purchase and installation of its switching platform. The Company estimates that the capital expenditures required to fund its expansion plans will approximate $40 million in 1998 and $30 million in 1999. Management expects to satisfy these capital requirements primarily with the net proceeds of this Offering, although there can be no assurance that the actual capital expenditures required to complete the Company's proposed expansion will not exceed such estimated amounts. In addition, the actual amount and timing of the Company's future capital expenditures may differ materially from the Company's estimates as a result of, among other things, the ability of the Company to meet its planned expansion schedule, the number of its customers and the services for which they subscribe and regulatory, technological and competitive developments in the Company's industry. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's planned capital expenditures.

     The Company also will continue to evaluate revenue opportunities in other southeastern markets as well as potential acquisitions and, as and when attractive opportunities develop, the Company may elect to pursue such opportunities. The Company expects to obtain the capital required to pursue such opportunities from credit facilities and other borrowings, the sale of additional equity or debt securities or cash generated from operations. There can be no assurance, however, that the Company would be successful in raising sufficient additional capital on acceptable terms or that the Company's operations would produce sufficient positive cash flow to pursue such opportunities should they arise. Failure to raise and generate sufficient funds or unanticipated increases in capital requirements may require the Company to delay or curtail its expansion plans, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


Variability of Quarterly Operating Results

     As a result of the significant expenses associated with the Company's expansion into new markets, the Company anticipates that its operating results will vary significantly from period to period.


Control by Single Stockholder


     As of the date of this Prospectus, Richard T. Aab beneficially owns or otherwise controls 100% of the outstanding shares of Class B Common Stock representing approximately 97.8% of the Company's total voting power, without giving effect to the Offering, and approximately 94.8% of the Company's total voting power after giving effect to the Offering. In addition, holders of Class B Common Stock are entitled to vote as a separate class to elect two members of the Board of Directors and to vote with the holders of Class A Common Stock for the election of other members of the Board of Directors. As a result, Mr. Aab will be able to control the board and all stockholder decisions and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets. Mr. Aab also has the power to prevent or cause a change in control of the Company. See "Security Ownership of Management" and "Description of Capital Stock."



Absence of Prior Public Market; Possible Volatility of Stock Price

     Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance that an active trading market for the Class A Common Stock will develop or be sustained after the Offering. The initial public offering price of the Class A Common Stock will be determined through negotiations with the representatives of the Underwriters. There can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The market prices of securities of early stage telecommunications companies similar to the Company have historically been highly volatile. See "Underwriting." Future announcements concerning the Company or its competitors, including quarterly results, technological innovations, services, government legislation or regulation, and general market, economic and political conditions, may have a significant effect on the market price of the Class A Common Stock.



Substantial Dilution

     Purchasers of the Class A Common Stock in the Offering will incur immediate and substantial dilution in net tangible book value per share. As of December 31, 1997, on a pro forma basis, the Company's existing stockholders have paid an average price of $0.78 per share for their shares of Common Stock compared to an assumed initial public offering price of $14.00 per share for shares of Class A Common Stock purchased by investors in the Offering. See "Dilution."



Potential Effect on Market Price of Future Sales of Shares


     Upon completion of the Offering, 26,430,270 shares of Common Stock will be outstanding. Of these shares, the 5,500,000 shares of Class A Common Stock expected to be sold in the Offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 ("Rule 144") under the Securities Act. The remainder of the outstanding shares of Class A Common Stock, and all of the shares of Class B Common Stock outstanding after the Offering, will be "restricted securities" as that term is defined in Rule 144. These shares of Class A Common Stock (and shares of Class A Common Stock acquired upon the conversion of Class B Common Stock by the current holders thereof) will begin to become eligible for sale in the public market after December 31, 1998, subject to the volume, manner of sale and other limitations of Rule 144.

     The Company, its directors and executive officers, who, as of February 28, 1998, beneficially owned a total of 19,343,270 shares of Common Stock, have agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Smith Barney Inc., except under limited circumstances. See "Underwriting."

     Promptly after completion of the Offering, the Company intends to file a Registration Statement on Form S-8 with the Commission to register 650,000 shares of Class A Common Stock reserved for issuance or sale under the Stock Plan.


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of outstanding stock options and warrants and conversion of shares of Class B Common Stock), or the perception that such sales could occur, could adversely affect the prevailing market prices of the Class A Common Stock. See "Shares Eligible for Future Sale."


Risks Regarding Forward Looking Statements

     The statements contained in this Prospectus and in associated filings by the Company with the Securities and Exchange Commission (the "Commission") which are not historical facts are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements are identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "estimates" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as those relating to the Company's plans to enter new markets, its anticipation of revenues from new markets, and statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual events or results to differ materially from future results indicated, expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors" beginning on page 7 of this Prospectus, and prospective investors are urged to carefully consider such factors as a result of risks facing the Company.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Class A Common Stock in this Offering are estimated to be approximately $70,960,000 ($81,701,500 if the Underwriters' over-allotment option is exercised in full) based on an assumed initial public offering price of $14.00 per share and after deduction of the Underwriters' Discounts and Commissions and estimated expenses payable by the Company. The Company intends to use substantially all of the net proceeds from the Offering for capital expenditures relating to its expansion into new markets. In addition, the Company may use a portion of the proceeds of the Offering for acquisitions, although the Company is not currently involved in any acquisition negotiations. Pending such uses, the net proceeds to the Company will be invested in short-term, investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."



                                DIVIDEND POLICY


     The Company has not paid any cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to finance the operation and expansion of its businesses and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future.



                                   DILUTION


     As of December 31, 1997, the pro forma net tangible book value of the Company was $10,756,805 or $0.51 per share of Common Stock. Pro forma net tangible book value per share represents the Company's net worth divided by 20,930,270 shares of Common Stock outstanding as of December 31, 1997, and reflects the exchange of a $5.0 million note payable to a stockholder for 480,770 shares of Class B Common Stock in February 1998. See "Capitalization." After giving effect to the sale by the Company of 5,500,000 shares of Class A Common Stock pursuant to the Offering (at an assumed initial public offering price of $14.00 per share) and after deducting the Underwriters' Discounts and Commissions and estimated expenses of the Offering, the pro forma as adjusted net tangible book value of the Company at December 31, 1997, was $81,716,805, or $3.09 per share of Common Stock. Such amount represents an immediate increase in pro forma net tangible book value of $2.58 per share of Common Stock to the existing stockholders and an immediate dilution to new investors of $10.91 per share of Common Stock. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:




         Assumed initial public offering price ...........................................                 $  14.00
          Pro forma net tangible book value before the Offering ..........................    $  0.51
          Increase in pro forma net tangible book value attributable to net proceeds of
            the Offering .................................................................       2.58
                                                                                              -------
         Pro forma net tangible book value as adjusted for the Offering ..................                     3.09
                                                                                                           --------
         Dilution to new investors .......................................................                 $  10.91
                                                                                                           ========



     The following table sets forth as of December 31, 1997, on a pro forma as adjusted basis, the difference between the existing holders of Common Stock and the purchasers of shares of Class A Common Stock in the Offering, with respect to the number of shares of Common Stock purchased, the total consideration paid and the average price per share of Common Stock paid (assuming an initial public offering price of $14.00 per share):





                                                                            Total
                                           Shares Purchased             Consideration            Average
                                       ------------------------   --------------------------      Price
                                          Number       Percent        Amount        Percent     Per Share
                                       ------------   ---------   --------------   ---------   ----------
     Existing stockholders .........   20,930,270        79.2%     $16,330,815        17.5%     $  0.78
     New investors .................    5,500,000        20.8       77,000,000        82.5        14.00
                                       ----------       -----      -----------       -----
        Total ......................   26,430,270       100.0%     $93,330,815       100.0%
                                       ==========       =====      ===========       =====


     The foregoing tables and discussions exclude shares of Class A Common Stock issuable upon the exercise of outstanding warrants and options. See "Management -- Omnibus Stock Plan," "Security Ownership of Management" and "Notes to Consolidated Financial Statements." To the extent that outstanding warrants or options are exercised in the future, there will be further dilution to new investors.

                                CAPITALIZATION


     The following table sets forth certain information with respect to the cash and cash equivalents and capitalization of the Company as of December 31, 1997. This table should be read in conjunction with the Selected Historical Consolidated Financial and Operating Data and the audited consolidated financial statements and notes thereto of US LEC included elsewhere in this Prospectus. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."





                                                                        As of December 31, 1997
                                                        -------------------------------------------------------
                                                                                                 Pro Forma
                                                             Actual        Pro Forma (1)     As Adjusted (1)(2)
                                                        ---------------   ---------------   -------------------
 Cash and cash equivalents ..........................    $  3,189,210      $  3,189,210        $ 74,149,210
                                                         ============      ============        ============
 Long-term debt (3) .................................    $  5,000,000      $         --        $         --
                                                         ------------      ------------        ------------
 Stockholders' equity:
   Class A Common Stock, $.01 par value, 72,924,728
    shares authorized; 3,855,000 shares issued and
    outstanding, actual; and 9,355,000 shares, as
    adjusted for the Offering (4)(5) ................          38,550            38,550              93,550
   Class B Common Stock, $.01 par value, 17,075,272
    shares authorized; 16,594,500 shares issued and
    outstanding, actual; and 17,075,270 shares issued
    and outstanding, pro forma (4) ..................         165,945           170,753             170,753
   Additional paid-in capital .......................      11,126,320        16,121,512          87,026,512
   Accumulated deficit ..............................      (5,574,010)       (5,574,010)         (5,574,010)
                                                         ------------      ------------        ------------
 Total stockholders' equity .........................       5,756,805        10,756,805          81,716,805
                                                         ------------      ------------        ------------
 Total capitalization ...............................    $ 10,756,805      $ 10,756,805        $ 81,716,805
                                                         ============      ============        ============


----------

(1) Reflects the exchange of a note payable to a stockholder in the amount of $5.0 million for 480,770 shares of Class B Common Stock on February 14, 1998. See "Certain Relationships and Related Transactions."

(2) Adjusted to reflect the sale of Class A Common Stock offered hereby assuming no exercise of the Underwriters' over-allotment option and after deducting the Underwriters' Discounts and Commissions and estimated expenses of the Offering.

(3) Consists of indebtedness to stockholder. See Note 4 to the audited consolidated financial statements.

(4) The authorized shares of Class A Common Stock and Class B Common Stock as of December 31, 1997 have been adjusted to reflect an amendment to the Company's Certificate of Incorporation that decreased the authorized Class A Common Stock and increased the authorized Class B Common Stock by 480,770 shares.

(5) Issued and outstanding Class A Common Stock excludes (i) 182,800 shares issuable upon the exercise of outstanding options, none of which are vested, (ii) 10,000 shares issuable upon exercise of options to be granted upon completion of the Offering, (iii) 469,000 shares issuable upon the exercise of outstanding and presently exercisable warrants and (iv) 16,594,500 (actual) and 17,075,270 (pro forma) shares issuable upon conversion of outstanding shares of Class B Common Stock. See "Description of Capital Stock."

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected historical consolidated financial data presented below as of December 31, 1996 and 1997, for the period from June 6, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997 are derived from and qualified by reference to the audited consolidated financial statements and notes thereto of US LEC contained elsewhere in this Prospectus. The Company's consolidated financial statements as of December 31, 1996 and 1997, for the period from June 6, 1996 (inception) to December 31, 1996 and for the year ended December 31, 1997, have been audited by Deloitte & Touche LLP, independent public accountants. The selected historical financial data for each quarter of 1997 have been derived from the unaudited interim consolidated financial statements of the Company. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. All of the data should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and notes thereto of the Company contained elsewhere in this Prospectus.




                                                  Period from                            Quarter Ended
                                                 June 6, 1996   ---------------------------------------------------------------
                                                (Inception) to
                                                 December 31,      March 31,        June 30,     September 30,    December 31,
                                                     1996             1997            1997            1997            1997
                                               ---------------- --------------- --------------- --------------- ---------------
 Statement of Operations Data:
 Revenue .....................................  $          --    $      1,141    $    228,620    $  1,529,745    $   4,698,155
 Cost of services ............................             --         423,093         314,828       1,075,183        2,387,897
                                                -------------    ------------    ------------    ------------    -------------
 Gross margin ................................             --        (421,952)        (86,208)        454,562        2,310,258
 Selling, general and administrative .........        941,743       1,049,130       1,047,940       1,294,115        2,679,052
 Depreciation and amortization ...............          4,059          14,046          88,406         124,994          215,468
                                                -------------    ------------    ------------    ------------    -------------
 Loss from operations ........................       (945,802)     (1,485,128)     (1,222,554)       (964,547)        (584,262)
 Interest expense, net .......................         16,861          66,556         108,021         101,326           78,953
                                                -------------    ------------    ------------    ------------    -------------
 Net loss ....................................  $    (962,663)   $ (1,551,684)   $ (1,330,575)   $ (1,065,873)   $    (663,215)
                                                =============    ============    ============    ============    =============
 Net loss per share ..........................  $        (.06)   $       (.09)   $       (.07)   $       (.06)   $        (.03)
                                                =============    ============    ============    ============    =============
 Weighted average shares outstanding .........     17,310,000      17,310,000      17,832,750      19,075,500       20,239,500
                                                =============    ============    ============    ============    =============
 Other Financial Data:
 Capital expenditures ........................  $     279,634    $  1,798,152    $    634,122    $    828,903    $   9,793,930
 EBITDA (1) ..................................       (941,743)     (1,471,082)     (1,134,148)       (839,553)        (368,794)
 Net cash flow used in operating
  activities .................................     (1,079,069)     (1,043,972)     (1,253,840)     (1,168,631)      (2,127,650)
 Net cash flow provided by (used in)
  investing activities .......................       (465,792)     (1,598,152)     (3,251,162)      1,303,141       (2,405,058)
 Net cash flow provided by financing
  activities .................................      2,271,000       2,400,000       4,848,244       1,335,280        5,424,871
 Operating Data:
 Cumulative Equivalent Access Lines
  in service (2) .............................             --             288           4,087          15,504           49,229
 MOUs (3) ....................................             --          40,000       8,618,000      69,730,000      393,452,000



                                                  Year Ended
                                                 December 31,
                                                     1997
                                               ---------------
 Statement of Operations Data:
 Revenue .....................................  $  6,457,661
 Cost of services ............................     4,201,001
                                                ------------
 Gross margin ................................     2,256,660
 Selling, general and administrative .........     6,070,237
 Depreciation and amortization ...............       442,914
                                                ------------
 Loss from operations ........................    (4,256,491)
 Interest expense, net .......................       354,856
                                                ------------
 Net loss ....................................  $ (4,611,347)
                                                ============
 Net loss per share ..........................  $       (.25)
                                                ============
 Weighted average shares outstanding .........    18,653,308
                                                ============
 Other Financial Data:
 Capital expenditures ........................  $ 13,055,107
 EBITDA (1) ..................................    (3,813,577)
 Net cash flow used in operating
  activities .................................    (5,594,093)
 Net cash flow provided by (used in)
  investing activities .......................    (5,951,231)
 Net cash flow provided by financing
  activities .................................    14,008,395
 Operating Data:
 Cumulative Equivalent Access Lines
  in service (2) .............................        49,229
 MOUs (3) ....................................   471,840,000




                                                        As of                       As of December 31, 1997
                                                     December 31,   -------------------------------------------------------
                                                         1996            Actual        Pro Forma (4)     As Adjusted (4)(5)
                                                    -------------   ---------------   ---------------   -------------------
Balance Sheet Data:
Current assets ..................................    $1,067,662      $  9,654,993      $  9,654,993         $80,614,993
Working capital (deficiency) ....................       936,884        (2,268,883)       (2,268,883)         68,691,117
Property and equipment, net .....................       276,097        12,889,335        12,889,335          12,889,335
Total assets ....................................     1,466,835        22,680,681        22,680,681          93,640,681
Notes payable--stockholders .....................     1,671,000         5,000,000                --                  --
Total stockholders' equity (deficiency) .........      (334,943)        5,756,805        10,756,805          81,716,805


----------
(1) EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation and amortization. It is a measure commonly used by analysts, investors, and other interested parties in the telecommunications industry and is presented to assist in understanding the Company's operating results. However,

     EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income or loss as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(2) As of the end of the period indicated. "Equivalent Access Lines" is a term used by management to quantify the size of the Company's network. For a detailed definition, see Glossary.

(3) MOUs indicate the number of local and long distance switched minutes of use carried over the Company's network during the period indicated.


(4) Reflects the exchange of a note payable to a stockholder in the amount of $5.0 million for 480,770 shares of Class B Common Stock on February 14, 1998. See "Certain Relationships and Related Transactions."

(5) Adjusted to reflect the sale of Class A Common Stock offered hereby (based on an assumed initial public offering price of $14.00 per share) assuming no exercise of the Underwriters' over-allotment option and after deducting the Underwriters' Discounts and Commissions and estimated expenses of the Offering. See "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview


     US LEC is a rapidly growing CLEC that provides switched local, long distance and enhanced telecommunications services primarily to medium and large-sized organizations located in selected markets in the southeastern United States. The Company was founded in June 1996 after passage of the Telecom Act, which enhanced the competitive environment for local exchange services. The Company initiated service in Charlotte, North Carolina in March 1997, becoming one of the first CLECs in North Carolina to provide switched local exchange services, and subsequently initiated service in Raleigh and Greensboro, North Carolina and in Atlanta, Georgia. As of February 28, 1998, the Company had 62,545 Equivalent Access Lines in service. US LEC plans to enter 15 new markets in Tennessee, Florida, South Carolina, Virginia and North Carolina by the end of 1999.

     Since commencing network operations, US LEC has achieved significant growth in its Equivalent Access Lines in service and in the number of MOUs carried over the Company's network. As indicated in the following table, from March 1997 through February 1998, the Company increased its number of Equivalent Access Lines in service at month-end from 288 to 62,545 and increased its monthly number of MOUs during the same period from approximately 40,000 to approximately 450 million:





                                                                          1997
                                  -------------------------------------------------------------------------------------
                                   Mar.   Apr.    May     June    July     Aug.     Sept.     Oct.     Nov.      Dec.
                                  ------ ------ ------- ------- -------- -------- --------- -------- -------- ---------
Cumulative Equivalent
Access Lines in Service (1):
Charlotte .......................  288    757    2,204   2,881    4,571    5,157    9,789    10,863   12,824    16,724
Raleigh .........................   --    168      624   1,206    1,948    3,012    5,715     9,590   13,935    19,017
Greensboro ......................   --     --       --      --       --       --       --        --    3,168    13,488
Atlanta .........................   --     --       --      --       --       --       --        --       --        --
                                   ---    ---    -----   -----    -----    -----    -----    ------   ------    ------
  Totals ........................  288    925    2,828   4,087    6,519    8,169   15,504    20,453   29,927    49,229
                                   ===    ===    =====   =====    =====    =====   ======    ======   ======    ======
MOUs (in thousands) (2) .........   40    500    3,118   5,000   16,323   20,024   33,383    54,273   95,542   243,637
                                   ===    ===    =====   =====   ======   ======   ======    ======   ======   =======



                                         1998
                                  -------------------
                                     Jan.      Feb.
                                  --------- ---------
Cumulative Equivalent
Access Lines in Service (1):
Charlotte .......................   24,943    27,027
Raleigh .........................   19,800    20,685
Greensboro ......................   14,203    14,689
Atlanta .........................       --       144
                                    ------    ------
  Totals ........................   58,946    62,545
                                    ======    ======
MOUs (in thousands) (2) .........  446,386   450,000
                                   =======   =======


----------
(1) As of the end of the month indicated. "Equivalent Access Lines" is a term used by management to quantify the size of the Company's network. For a detailed description of the manner in which the Company determines its Equivalent Access Lines, see the definition of this term in the Glossary included as an Annex hereto.

(2) MOUs indicate the number of local and long distance switched minutes of use carried over the Company's network during the month indicated.

     The Company's existing North Carolina operations generated positive EBITDA of $200,264 during the month of December 1997, ten months after the Company first initiated service in Charlotte. While EBITDA does not represent cash flow or results of operations in accordance with generally accepted accounting principles, it is a measure of financial performance commonly used in the telecommunications industry. Management expects the Company to achieve similar operating results in each of its new markets within a comparable time frame. Management attributes US LEC's ability to achieve this performance primarily to two factors. First, the Company's capital-efficient network strategy eliminates the lengthly "build-out" period usually required to construct a fiber optic transmission network, permitting the Company to quickly enter new markets and rapidly generate revenue and positive cash flow. Second, US LEC's telecommunications-intensive customers typically transmit a large amount of switched traffic over the Company's network, resulting in efficient network utilization and attractive operating margins. See "Risk Factors -- Limited Operating History," " -- Risks Associated With Implementation of Growth Strategy" and " -- Negative Cash Flow and Operating Losses."


Factors Affecting Future Operations

     Revenue. The Company's revenue is comprised of monthly recurring charges, usage charges, and initial, non-recurring charges. Monthly recurring charges include the fees paid by customers for lines in service and additional features on those lines. Monthly recurring charges are derived only from end user customers. Usage charges consist of fees paid by end users for each call made, fees paid by the ILEC as reciprocal compensation (which results from US LEC terminating calls made by ILEC customers), and access charges paid by carriers for long distance traffic originated and terminated by US LEC. Usage charges are derived from both end user customers and from other carriers. Initial non-recurring charges are paid by end users, if applicable, for the installation of service by the Company. See "Risk Factors -- Regulation."

     A majority of the Company's revenue currently consists of reciprocal compensation. This is the result of an imbalance of inbound and outbound traffic due to the preponderance of inbound applications utilized by the Company's customers. Specifically, the Company's customers have been generating an increasing number of inbound MOUs as the demand for Internet services continues to grow.


     Reciprocal compensation and carrier access invoices are sent monthly to the appropriate ILECs and long distance carriers according to standard industry practices and in standard industry formats. During 1997, BellSouth disputed that portion of the reciprocal compensation charges billed to it which it believed was related to Internet access services. Due to uncertainty regarding the outcome of this dispute, the Company has deferred $1,141,386 of revenue as of December 31, 1997. See "Risk Factors -- Uncertainties Related to Reciprocal Compensation" and "Business -- Regulation."


     Cost of Services. Cost of services is currently comprised primarily of leased transport charges and, to a lesser extent, reciprocal compensation related to calls that originate with a US LEC customer and terminate on the network of the ILEC or another CLEC. The Company's leased transport charges are the lease payments incurred by US LEC for the fiber optic transmission facilities used to connect the Company's customers to its switch and to connect to the ILEC and other CLEC networks. The Company's strategy of leasing rather than building its own fiber transport facilities results in the Company's cost of services being a significant component of total costs. In addition, the Company has to date been successful in negotiating lease agreements which generally match the duration of its customer contracts, thereby allowing the Company to avoid the risk of continuing expenses associated with transmission facilities that are not being used by revenue generating customers. While the majority of the Company's cost of services is comprised of leased transport charges, management expects that over time outbound traffic and other usage sensitive charges will become the major component of cost of services as the Company begins to carry more of its customers' outbound calls.

     Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses include selling and marketing costs, customer service, billing, corporate administration, personnel and network maintenance. Management expects the Company to incur significant selling and marketing costs as it continues to expand its operations, a significant amount of which will be incurred in a particular market before the switch becomes operational and begins to generate revenue. Consequently, selling and marketing expenses are expected to increase as a percentage of revenue until implementation of the Company's expansion plan is substantially complete. US LEC will incur other costs and expenses, including the costs associated with the maintenance of its networks, administrative overhead, office leases and bad debts. Management expects that these costs will grow significantly as the Company expands its operations and that administrative overhead will be a large portion of these expenses during the start-up phase in each of the Company's new markets. However, management expects these expenses to become smaller as a percentage of the Company's revenue as the Company increases its customer base.



Results of Operations

     Although US LEC began operations on June 6, 1996, it did not generate revenue in 1996, and, accordingly, any comparison of operating results between 1996 and 1997 would not be meaningful.

     Year Ended December 31, 1997. During the year ended December 31, 1997, the Company generated $6,457,661 of revenue. Cost of services totaled $4,201,001 and selling, general and administrative expenses during the period were $6,070,237. Cost of services consisted primarily of leased transport and usage based charges. Selling, general and administrative expenses were largely comprised of payroll, selling and marketing costs, rents and professional fees.


     Depreciation and amortization expense during the period was $442,914, resulting primarily from network assets placed in service in the Company's operational markets. Net interest expense for the year ended December 31, 1997 was $354,856, as interest incurred on the Company's borrowings exceeded interest earned on investments. The Company's net loss for the year ended December 31, 1997 totaled $4,611,347. This was primarily due to the incurrence of operating expenses prior to realizing any significant revenue, since the Company was developing its markets during the year.

     Period from June 6, 1996 (Inception) to December 31, 1996. During the period ended December 31, 1996, the Company did not generate operating revenue. Selling, general and administrative expenses were $941,743 resulting primarily from payroll costs. The Company's net loss for the period ended December 31, 1996 was $962,663, resulting from operating expenses incurred for the initial development of the Company's business.


Liquidity and Capital Resources


     The competitive telecommunications services business is capital intensive. The Company's existing operations have required and will continue to require substantial capital expenditures for the purchase and installation of network switches and related electronic equipment in order to provide switch-based local exchange and long distance services in its markets, and will continue to require cash to fund operating losses during the start-up phase of each market. Specifically, the Company estimates that the cash required to fund capital expenditures for its expansion plans will approximate $40 million and $30 million in 1998 and 1999, respectively. When the Company enters a new market, the majority of its capital expenditures are related to acquiring and installing the Lucent 5ESS(R)-2000 switch and paying the associated site preparation costs (including air conditioning, power supply, backup generators and fire suppression). Once the Company begins selling services on a particular switch, there are incremental capital expenditures associated with expanding the switch, primarily in the form of additional cards. These expenditures are "success-based" in that they are incurred only in response to customer orders, thereby ensuring a high level of utilization of the Company's network infrastructure. The Company's capital expenditure requirements over the next two years could change materially if the Company places in service significantly more or significantly fewer access lines than it currently anticipates.


     In each fiscal quarter since its inception, the Company has generated negative EBITDA and incurred net losses, although the Company's North Carolina operations generated positive EBITDA of $200,264 during the month of December 1997. Management attributes the rapid generation of positive EBITDA in these markets primarily to the Company's switch-based, leased transport network strategy. Management expects that the Company will generate positive EBITDA on a consolidated basis in the first quarter of 1998 and that positive cash flow from existing markets will be greater than the operating losses incurred from initiating service in new markets thereafter. However, there can be no assurance that the Company will realize positive consolidated EBITDA or cash flow in this or future periods. Until sufficient cash flow is generated, the Company will continue to rely on financing activities for its cash requirements.


     Management expects its available cash, including the net proceeds from the Offering and operating cash flow, will be sufficient to fund its capital expenditures and working capital requirements through 1999, although there can be no assurance that the amount of funds required to complete the Company's expansion plans through the end of 1999 will not exceed its currently estimated expenditures. See "Risk Factors -- Negative Cash Flow and Operating Losses" and " -- Future Capital Requirements." To date, the Company has funded its capital and liquidity requirements with approximately $11.3 million in cash equity investments by Messrs. Aab and Ganatra, certain other executive officers and private investors. In addition, Mr. Aab, Melrich Associates, L.P. (an entity of which Mr. Aab is a general partner) and Mr. Ganatra have loaned the Company $8.3 million, of which approximately $5.0 million was advanced in 1996 and 1997 and approximately $3.3 million was advanced in January 1998. These loans are secured by substantially all of the assets of the Company's operating subsidiaries in North Carolina and Georgia which, as of December 31, 1997, represented substantially all of the Company's assets. On February 14, 1998, Mr. Aab exchanged $5.0 million of these loans for 480,770 shares of Class B Common Stock. The balance of the loans mature on January 16, 2003, subject to possible acceleration in the event of a change in control of the Company, and bear interest, payable quarterly, at an annual rate of 12%. As of December 31, 1997, the Company had cash and cash equivalents of approximately $3.2 million and $74.1 million on a pro forma basis after giving effect to the Offering. The Company will continue to evaluate revenue opportunities in other southeastern markets as well as potential acquisitions, and as attractive opportunities emerge, the Company may elect to pursue such opportunities. The Company expects to obtain the capital required to pursue such opportunities from credit facilities and other borrowings, the sale of additional equity or debt securities or cash generated from operations. There can be no assurance, however, that the Company would be successful in raising sufficient additional capital on acceptable terms or that the Company's operations would produce sufficient positive cash flow to pursue such opportunities should they arise. Failure to raise and generate sufficient funds or unanticipated increases in capital requirements may require the Company to delay or curtail its expansion plans, which could have a material adverse effect on the Company's growth and its ability to compete in the telecommunications services industry.


                                   BUSINESS

General


     US LEC is a rapidly growing CLEC that provides switched local, long distance and enhanced telecommunications services primarily to medium and large-sized organizations located in selected markets in the southeastern United States. The Company was founded in June 1996 after passage of the Telecom Act, which enhanced the competitive environment for local exchange services. The Company initiated service in Charlotte, North Carolina in March 1997, becoming one of the first CLECs in North Carolina to provide switched local exchange services, and subsequently initiated service in Raleigh and Greensboro, North Carolina and in Atlanta, Georgia. As of February 28, 1998, the Company had 62,545 Equivalent Access Lines in service. US LEC plans to enter 15 new markets in Tennessee, Florida, South Carolina, Virginia and North Carolina by the end of 1999.



Market Opportunity

     According to FCC statistics, total revenue from local exchange services in the United States was approximately $101 billion in 1996. Two years after the Telecom Act established a competitive framework for local competition, more than 100 CLECs have raised approximately $14 billion in capital and have signed 2,400 interconnection agreements. Although CLECs as a whole tripled their customer lines in service in 1997 to 1.5 million, CLECs currently account for only 2.6% of all local telephone revenues.

     After completing its planned expansion, US LEC will operate in 19 markets located in six contiguous states in the southeastern United States -- one of the fastest growing regional markets for business telecommunications services in the country. Based on the Company's Market Study, in the four markets presently served by the Company there were approximately 1.4 million business lines in the four markets presently served by the Company that generated approximately $2.1 billion in local exchange and long distance revenues in 1996. The Market Study indicates that the 19 markets in which management expects the Company to be operating by the end of 1999 had a total of approximately 4.1 million business lines that generated approximately $5.7 billion in local exchange and long distance revenues in 1996. These local and long distance revenue figures do not include revenues associated with enhanced services and carrier access fees, which US LEC is pursuing as part of its business plan. The table below sets forth certain information from the Market Study regarding the markets in which US LEC currently operates and the markets it plans to enter by the end of 1999.

                                                                               1996 Market Data
                                                            -------------------------------------------------------
                                                                                        Revenue ($) (millions)
                                                                Number of      ---------------------------------------
                                          Launch Period      Business Lines     Local     Long Distance      Total
                                       ------------------   ----------------   -------   ---------------   --------
                                                               (thousands)
 Current Markets:
   Charlotte, NC ...................      March 1997                203           119           186           305
   Raleigh, NC .....................      April 1997                196           115           180           295
   Greensboro, NC ..................     October 1997               138            81           127           208
   Atlanta, GA .....................     February 1998              847           497           777         1,274
                                                                    ---           ---           ---         -----
    Subtotal .......................                              1,384           812         1,270         2,082
 Planned Markets:
 Tennessee
   Memphis .........................   2nd Quarter 1998             192           102           160           262
   Knoxville .......................   2nd Quarter 1998              72            39            60            99
   Nashville .......................   2nd Quarter 1998             155            83           129           212
 Florida
   Orlando .........................   3rd Quarter 1998             355           170           266           436
   Miami ...........................   3rd Quarter 1998             482           219           343           562
   Tampa ...........................   4th Quarter 1998             421           208           325           533
   Ft. Lauderdale ..................   4th Quarter 1998             329           150           234           384
   Jacksonville ....................   1st Quarter 1999             187            85           133           218
 South Carolina
   Charleston/Myrtle Beach .........   1st Quarter 1999              90            59            93           152
   Greenville/Spartanburg ..........   1st Quarter 1999              96            62            97           159
   Columbia ........................   3rd Quarter 1999              95            62            96           158
 Virginia
   Richmond ........................   2nd Quarter 1999             154            91           142           233
   Roanoke .........................   2nd Quarter 1999              46            27            42            69
 North Carolina
   Wilmington ......................   3rd Quarter 1999              35            21            32            53
   Asheville .......................   4th Quarter 1999              29            17            27            44
                                                                  -----           ---         -----         -----
    Subtotal .......................                              2,738         1,395         2,179         3,574
                                                                  -----         -----         -----         -----
      Total ........................                              4,122         2,207         3,449         5,656
                                                                  =====         =====         =====         =====


Business Strategy

     US LEC's objective is to become the primary provider of switched local telecommunications services to its existing and target customers. The principal elements of US LEC's strategy include:

o Deploy a Capital-Efficient Network. Management believes that US LEC is one of the first CLECs to utilize a strategy of purchasing and deploying switching equipment in each target market and leasing the required fiber optic transmission capacity from CAPs, other CLECs and ILECs. Management believes the Company's switch-based, leased-transport strategy enables it to enter markets and generate revenue and positive cash flow more rapidly than if the Company first constructed its own transmission facilities. This strategy also reduces the up-front capital expenditures required to enter new markets and avoids the risk of "stranded" investment in under-utilized fiber networks. Management also believes that the Company's ability to align its leased transmission costs with customer orders permits a higher return on invested capital.

o Focus on a Southeastern Cluster of Operations. After completing its planned expansion, the Company will operate in 19 markets located in six contiguous states in the southeastern United States -- one of the fastest growing regional markets for business telecommunications services in the country. Within the Southeast, the Company has selected its target markets based on a number of considerations, including the number of potential customers and other competitors in such markets and the presence of multiple transmission facility suppliers. Management believes that the Company's clustered network will enable it to take advantage of regional calling patterns and capture an increasing portion of customer traffic on its network. Management also believes that by originating and terminating calls on its network, the Company can achieve significant cost savings and potential pricing advantages over its competition.

o Target Telecommunications-Intensive Customers. The Company focuses its primary sales efforts on telecommunications-intensive organizations with at least 100 access lines, including businesses, government agencies, other telecommunications companies and VARs. The volume of usage generated by the Company's target customers allows the Company to efficiently concentrate the telecommunications traffic of its customers on one or more leased T-1 lines. In addition, the Company frequently is able to sell enhanced and long distance services to complement its core local services. This further enhances network utilization and thereby improves margins, as fixed network costs are spread over a larger base of MOUs.

o Install a Robust, Uniform Technology Platform. The Company has chosen the 5ESS(R)-2000 digital switch manufactured by Lucent to provide a consistent technology platform throughout its network. The Lucent switch enables the Company to provide both local and long distance services from a single platform. This uniform and advanced switching platform will enable the Company to (i) deploy features and functions quickly throughout its entire network, (ii) expand switch capacity in a cost effective manner, (iii) lower maintenance costs through reduced training and spare part requirements and
  (iv) achieve direct connectivity to cellular and personal communication system applications in the future.

o Employ a Direct Sales Force with Extensive Local Market Experience. Management believes that the Company's success in a particular market is enhanced by employing a direct sales force with extensive local market and telecommunications sales experience. The Company employed this strategy in building its existing sales forces in North Carolina and Georgia and intends to continue implementing this strategy in other markets. Salespeople with experience in a particular market provide the Company with extensive knowledge of the Company's target customer base and in many cases already have existing relationships with target customers. The experience and relationships of these salespeople enable them to pre-sell the Company's products and services prior to initiating network operations in a particular market.

o Implement Efficient Provisioning Processes. Management believes that a critical aspect of the success of a CLEC is timely and effective provisioning systems, which includes the process of transitioning ILEC customers to the Company's network. The Company focuses on implementing effective and timely provisioning practices in each of its markets to rapidly and efficiently transition customers from the ILEC to the Company without disruption of the customer's operations. Management believes that these practices provide the Company with a long-term competitive advantage and enable it to implement services in its markets rapidly and to shorten the time between receipt of the customer order and the generation of revenue.


US LEC's Network

     After completing its planned expansion, the Company will operate in 19 markets located in six contiguous states in the southeastern United States -- one of the fastest growing regional markets for business telecommunications services in the country. Within the Southeast, the Company has selected its target markets based on a number of considerations, including the number of potential customers and other competitors in such markets and the presence of multiple transmission facility suppliers. Management believes that the Company's clustered network will enable it to take advantage of regional calling patterns and capture an increasing portion of customer traffic on its network. Management also believes that by originating and terminating calls on its network, the Company can achieve significant cost savings and potential pricing advantages over its competition.

     US LEC purchases and deploys switching equipment and leases fiber optic transmission capacity from CAPS, other CLECs and ILECs. Management believes that this switch-based, leased-transport strategy provides the Company with significant competitive advantages. By owning its switches, the Company is able to better configure its network to provide cost-effective and customized solutions for its customers' telecommunications needs. By leasing transmission capacity, the Company is able to (i) reduce the up-front capital expenditures required to enter new markets, (ii) avoid the risk of "stranded" investment in under-utilized fiber networks and (iii) enter markets and generate revenue and positive cash flow more rapidly than if the Company constructed its own transmission facilities. Management believes that the availability of several suppliers of fiber optic transmission facilities in each of the Company's markets provides US LEC with negotiating leverage, vendor diversity and the ability to offer customers enhanced reliability at a competitive price.

     US LEC provides its customers with inbound and outbound telecommunications services over its switch-based, leased-transport network. Calls originating with a US LEC customer are transported over leased lines to the US LEC switch and can either be terminated directly on the Company's network or they can be routed to a long distance carrier, the ILEC or another CLEC, depending on the location of the call recipient. Similarly, calls originating from the public switched telephone network and destined for a US LEC customer are routed through the US LEC switch and delivered to call recipients via leased transmission facilities. A diagram of the Company's typical network layout is presented in the following figure:



[GRAPHIC OMITTED]

     Uniform Technology Platform. The Company is implementing a consistent technology platform based on the Lucent 5ESS(R)-2000 digital switch throughout its network. Unlike traditional long distance or local switches deployed by many of the Company's competitors, the Lucent switch enables the Company to provide local and long distance services from a single platform. This uniform and advanced switch platform enables the Company to (i) deploy features and functions quickly in all of its networks, (ii) expand switch capacity in a cost effective manner and (iii) lower maintenance costs through reduced training and spare parts requirements. In addition, the scalability and capacity of the Lucent switches enable the Company to accommodate the increased volume of on-net traffic that is anticipated to result from the Company's clustered network strategy and will facilitate direct connectivity to cellular and personal communication system applications in the future.

     Leasing of Transmission Capacity. As part of its capital efficient network structure, the Company's transmission facilities are leased from CAPs, other CLECs and ILECs. In general, US LEC seeks to lease fiber optic transmission facilities from multiple sources in each of its current and target markets. Management believes that this type of broad coverage of the markets in which it operates results in the following advantages:

   o an increased number of buildings that can be directly connected to the Company's switching network, which should maximize the number of customers to which the Company can offer its services;

   o a higher volume of telecommunications traffic both originating and terminating on the Company's network, which should result in improved operating margins;

     o enhanced reliability at competitive prices;

     o the ability to leverage its investment in high capacity switching equipment and electronics; and

     o the opportunity for the Company's network to provide backhaul carriage for other telecommunications service providers, such as long distance and wireless carriers.


     Interconnection. The Company has executed interconnection agreements for all of its current operating networks: in North Carolina, with BellSouth (which expires in November 1998), GTE (which expires in March 1999) and Sprint (which expires in October 1999), and in Georgia, with BellSouth (which expires in November 1998). The agreement with BellSouth covers all states within BellSouth's operating territory. The Company is currently negotiating interconnection agreements with GTE and Sprint for Florida. Furthermore, the Company is currently negotiating a new interconnection agreement with BellSouth, which will have a term of three years. In addition, the Company believes that interconnection arrangements between the ILECs and other CLECs or the Company will be in place in other markets that the Company may enter. Interconnection agreements between the Company (or other CLECs) and ILECs are subject to approval of the relevant PUC, and under the terms of the Telecom Act, each ILEC which is subject to the Telecom Act is required to negotiate an interconnection agreement with the Company (and with other CLECs). See "Business -- Regulation." Where an interconnection agreement cannot be reached on terms and conditions satisfactory to the Company, the Company may pursue binding arbitration of any disputes before the state utility commissions as provided under the Telecom Act. There can be no assurance, however, that the Company will be able to negotiate interconnection agreements on terms and conditions satisfactory to the Company or to renew existing interconnection agreements as they expire. However, a decision by the United States Court of Appeals for the Eighth Circuit vacating several of the FCC's rules creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements. As a result of this decision, which has been appealed to the Supreme Court, and a pending review of this issue by the FCC, negotiation and enforcement of such agreements could become more difficult and protracted, and renegotiation of existing agreements could be required.



Products and Services

     The Company's products and services are designed to appeal to the sophisticated telecommunications needs of its target customers.

     Local Services. The Company provides local dial-tone services to customers, which allows them to complete calls in a free calling area and to access a long distance calling area. Local services and long distance services can be bundled together using the same transport facility. The Company's network is designed to allow a customer to easily increase or decrease capacity and alter enhanced services as the telecommunications requirements of the business change. In addition to its core local services, the Company also provides access to third party directory assistance and operator services.

     Long Distance Services. US LEC provides domestic and international long distance services for completing intrastate, interstate and international calls. Long distance service is offered as an additional service to the Company's local exchange customers. Long distance calls which do not terminate on the Company's network are passed to long distance carriers which route the remaining portion of the call. The Company's ability to integrate local and long distance services allows it to aggregate customers' monthly recurring, local usage and long distance charges on a single, consolidated invoice.

     Enhanced Services. In addition to providing typical enhanced services such as voicemail, call transfer and conference calling, US LEC offers additional value-added enhanced services to complement its core local and long distance services. These enhanced service offerings include:

        o Access to Internet Services -- Enables customers to use their available capacity for access to ISPs.

        o Data Networking Services -- The Company can provide high-speed, broadband services to use for data and internet access such as Integrated Services Digital Network (ISDN) and Primary Rate Interface (PRI).

        o Specialized Application Services -- The Company can create products and services that are tailored for target industries with special telecommunications needs such as the hospitality industry. These services typically include non-measured rate local calling, expanded local calling area, discounted long distance rates and tailored trunking configurations.


Sales and Marketing

     Sales. US LEC is building a highly motivated and experienced direct sales force. The Company recruits salespeople with strong sales backgrounds in its existing and target markets, including salespeople from long distance companies, telecommunications equipment manufacturers, network systems integrators and ILECs. The Company expanded its sales force from four salespeople at December 31, 1996 to 23 salespeople at December 31, 1997, and management expects to further increase the Company's sales force to over 100 salespeople by the end of 1998. The Company plans to continue to attract and retain highly qualified salespeople by offering them an opportunity to work with an experienced management team in an entreprenurial environment and to participate in the potential economic rewards made available through a results-oriented compensation program that emphasizes sales commissions.

     During the months prior to initiating service in a new market, the Company's salespeople begin pre-selling the Company's services to target customers. This pre-selling effort is designed to shorten the period between the availability of service and the receipt of a customer order and to generate customers in each market who may enter into service agreements before the local US LEC network becomes operational.

     The Company also retains an independent sales agent to identify ISPs and other potential users of the Company's services. If one of these potential users becomes a US LEC customer, the Company pays the sales agent a commission based on the reciprocal compensation that US LEC receives from traffic terminated to that customer.

     Marketing. In its existing markets, US LEC seeks to position itself as a high quality alternative to ILECs for local telecommunication services by offering network reliability and superior customer support at competitive prices. The Company intends to build its reputation and brand identity by working closely with its customers to develop services tailored to their particular needs and by implementing targeted advertising and promotional efforts, which will be gradually expanding to mass media.

     Customer Service. Management believes that the Company's ability to provide superior customer service is a key factor in acquiring new customers and reducing churn of existing customers. The Company has developed a customer service strategy that is designed to effectively meet the service requirements of its target customers. The principal salesperson for each customer provides the first line of customer service by identifying and resolving any customer concerns. An account development representative is assigned to each customer to supervise all aspects of customer relations, including account collections and complaint resolution, and to provide a single point of contact for all customer service issues. The Company also employs a staff of locally-based customer service representatives who efficiently provide real time problem identification and resolution and superior customer service.


     Billing. US LEC outsources the preparation of customer bills, which are available in a variety of formats that can be tailored to a customer's specific needs. For example, the Company can provide account codes that enable a customer to track expenses by employee, department or division. Codes also can be used to restrict calling by individuals to help the customer manage costs. The Company plans to implement an internal computerized billing system during the second quarter of 1998 that is expected to enhance flexibility and reduce costs associated with the billing function.



Regulation


     The following summary of regulatory developments and legislation does not purport to describe all present and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Other existing federal and state legislation and regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which this industry operates. Neither the outcome of these proceedings, nor their impact upon the telecommunications industry or the Company, can be predicted at this time. This section also sets forth a brief description of regulatory and tariff issues pertaining to the operation of the Company.


     Overview. The Company's services are subject to varying degrees of federal, state and local regulation. The FCC generally exercises jurisdiction over the facilities of, and services offered by, telecommunications common carriers that provide interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to provide intrastate communications.


     Federal Legislation. The Company must comply with the requirements of common carriage under the Communications Act of 1934, as amended (the "Communications Act"). The Telecom Act, enacted on February 8, 1996, substantially revised the Communications Act. The Telecom Act establishes a regulatory framework for the introduction of local competition throughout the United States and is intended to reduce unnecessary regulation to the greatest extent possible. Among other things, the Telecom Act preempts, after notice and an opportunity for comment, any state or local government from prohibiting any entity from providing telecommunications service. This provision invalidated prohibitions on entry found in almost half of the states in the country at the time the Telecom Act was passed.


     The Telecom Act also establishes a dual federal-state regulatory scheme for eliminating other barriers to competition faced by competitors to the ILECs and other new entrants into the local telephone market. Specifically, the Telecom Act imposes on ILECs certain interconnection obligations, some of which are to be implemented by FCC regulations. The Telecom Act contemplates that states will apply the federal regulations and oversee the implementation of all aspects of interconnection not subject to FCC jurisdiction as they oversee interconnection negotiations between ILECs and their new competitors.

     The FCC has significant responsibility in the manner in which the Telecom Act will be implemented especially in the areas of universal service, access charges and price caps. The details of the rules adopted by the FCC will have a significant effect in determining the extent to which barriers to competition in local services are removed, as well as the time frame within which such barriers are eliminated.


     The state PUCs have an even more significant responsibility in implementing the Telecom Act. Specifically, the states have authority to establish interconnection pricing, including unbundled loop charges, reciprocal compensation and wholesale pricing. The states are also charged under the Telecom Act with overseeing the arbitration process for resolving interconnection negotiation disputes between CLECs and the ILECs and must approve interconnection agreements. See " -- BellSouth North Carolina PUC Proceeding" for a discussion of the Company's action before the North Carolina PUC related to its interconnection agreement with BellSouth.


     The Telecom Act imposes on ILECs certain interconnection obligations that, taken together, grant competitive entrants such as the Company what is commonly referred to as "co-carrier status." It is anticipated that co-carrier status and the preemption of state and local prohibitions on entry could permit the Company to become a full service provider of switched telecommunications services anywhere in the United States. The following table summarizes the interconnection rights granted by the Telecom Act that are most important to the achievement of the Company's goals and the Company's belief as to the anticipated effect of the new requirements, if implemented in the manner in which the Company believes Congress intended. There can be no assurance that these statutory provisions will be implemented in this fashion due to the currently-pending appeals of the FCC's implementing rules and court decisions regarding those rules.




Issue                  Definition                                        Anticipated Effect
--------------------   -----------------------------------------------   ---------------------------------------------
Interconnection        Efficient network interconnection, through        Allows a CLEC to service and terminate calls
                       physical or virtual co-location or purchase       to and from customers connected to other
                       of network elements to transfer calls back        networks
                       and forth between ILECs and competitive
                       networks (including 911, 0 +, directory assis-
                       tance, etc.)
Local Loop             Allows competitors to selectively gain access     Reduces the capital and operating costs of a
 Unbundling            to ILEC wires which connect ILEC central          CLEC to serve customers not directly con-
                       offices with customer premises or CLEC's          nected to its networks
                       central office (if applicable)
Reciprocal             Mandates payment for local traffic exchanges      Enables CLECs to recover cost of terminat-
 Compensation          between ILECs and competitors                     ing ILEC-originated traffic
Number Portability     Allows customers to change local carriers         Allows customers to switch to a CLEC's local
                       without changing numbers; true portability        service without changing phone numbers
                       allows incoming calls to be routed directly
                       to a competitor. Interim portability allows
                       incoming calls to be routed through the ILEC
                       to a competitor at the economic equivalent
                       of true portability
Dialing Parity         Allows customers to access CLEC without           Allows customers to access CLEC on same
                       dialing access codes                              basis as ILEC
Access to Phone        Mandates assignment of new telephone num-         Allows CLECs to provide telephone num-
 Numbers               bers to competitive telecommunications pro-       bers to new customers on the same basis as
                       vider's customers on non-discriminatory terms     the ILEC
Resale                 ILECs must establish wholesale rates for the      Promotes resale activities by CLECs
                       services they offer at retail

     The Company expects to receive a significant portion of its initial revenue in a given market from the ILEC in the form of reciprocal compensation payments due to the Company's ESP and ISP customers receiving more calls than they make. Several ILECs have challenged the applicability of the reciprocal compensation scheme to ISP traffic. For a discussion see " -- State Regulation" and " -- BellSouth North Carolina PUC Proceeding."

     Certain of the obligations in the table above, including the obligations to establish number portability, dialing parity and reciprocal compensation arrangements, and to provide non-discriminatory access to telephone poles, ducts, conduits and rights-of-way also apply to CLECs, including the Company. As a result of the Telecom Act's applicability to other telecommunications carriers, it may provide the Company with the ability to reduce its own interconnection costs by interconnecting directly with non-ILECs, but may also cause the Company to incur additional administrative and regulatory expenses in responding to interconnection requests. At the same time, the Telecom Act also makes competitive entry into other service or geographic markets more attractive to RBOCs, other ILECs, long distance carriers and other companies and likely will increase the level of competition the Company faces.

     In addition, the Telecom Act, as passed, provided that ILECs that are subsidiaries of RBOCs could not offer in-region, long distance services across LATAs until they had demonstrated that (i) they have entered into an approved interconnection agreement with a facilities-based CLEC or that no such CLEC has requested interconnection as of a statutorily determined deadline,
(ii) they have satisfied a 14-element checklist designed to ensure that the ILEC is offering access and interconnection to all local exchange carriers on competitive terms and (iii) the FCC has determined that in-region, inter-LATA approval is consistent with the public interest, convenience and necessity. Recently, a U.S. District Court ruled that these RBOC-specific provisions were unconstitutional. See " -- U.S. District Court Decision."

     Federal Regulation and Related Proceedings. The Telecom Act gives the FCC the authority to forebear from regulating companies if it finds such regulation does not serve the public interest, and directs the FCC to review its regulations for continued relevance on a regular basis. As a result of this directive, a number of the regulations that historically applied to CLECs have been and may continue to be eliminated in the future. While it is therefore expected that a number of regulations that were developed prior to the Telecom Act will be eliminated in time, those which apply to the Company at present are discussed below. Pursuant to its authority to forebear, the FCC has adopted orders eliminating tariff filing requirements for non-dominant carriers providing interstate access and domestic interstate long distance services. However, on February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for stay of the FCC order detariffing domestic interstate long distance service pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. Tariff filing requirements remain in place for international traffic. US LEC has filed federal interstate long distance, interstate access and international tariffs.


     In addition to its forbearance activities, the FCC also has proposed reducing the level of regulation that applies to the ILECs, and increasing their ability to respond quickly to competition from the Company and others. For example, in accordance with the Telecom Act, the FCC has applied "streamlined" tariff regulation to the ILECs, which greatly accelerates the time prior to which changes to tariffed service rates may take effect, and has eliminated the requirement that ILECs obtain FCC authorization before constructing new domestic facilities. These actions will allow ILECs to change service rates more quickly in response to competition. Similarly, the FCC has proposed affording significant new pricing flexibility to ILECs subject to price cap regulation. To the extent such increased pricing flexibility is provided, the Company's ability to compete with ILECs for certain service may be adversely affected. In addition, a U.S. District Court in Texas recently invalidated certain provisions of the Telecom Act which prohibited the RBOCs from engaging in certain manufacturing and marketing activities and conditioned RBOC provision of in-region long distance service upon a demonstration that the local market had been opened to competition. This decision has been stayed, and has been appealed to the United States Court of Appeals for the Fifth Circuit. See " -- U.S. District Court Decision."


     The FCC has taken several actions related to the assignment of telephone numbers, first in July 1995 mandating the responsibility for administering and assigning local telephone numbers be transferred from the RBOCs and a few other ILECs to a neutral entity, and second in July 1996 adopting a regulatory structure under which a wide range of number portability issues would be resolved. In March 1997, the FCC affirmed its number portability rules, but it extended slightly certain deadlines for the implementation of true number portability. The FCC plans to establish cost recovery rules for long-term number portability.

     On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, long distance companies and state PUCs regarding several provisions of the Telecom Act. The rules include, among other things, FCC guidance on: (i) discounts for end-to-end resale of ILEC retail local exchange services (which the FCC has suggested should be in the range of 17%-25%); (ii) availability of unbundled local loops and other unbundled ILEC network elements; (iii) the use of Total Element Long Run Incremental Costs in the pricing of these unbundled network elements; (iv) average default proxy prices for unbundled local loops in each state; (v) mutual compensation proxy rates for termination of ILEC/CLEC local calls; and (vi) the ability of CLECs and other interconnectors to opt into portions of previously-approved interconnection agreements negotiated by the ILECs with other parties on a most favored nation (or a "pick and choose") basis. See " -- Eighth Circuit Court of Appeals Decision" for a discussion of the Eighth Circuit Court of Appeals decision invalidating several pertinent aspects of this August 8 order.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service program which subsidized certain eligible services. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers and consumers in high-cost areas. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of the schools, libraries and rural health care funds will be based on its share of the total industry telecommunications service and certain defined telecommunications end user revenues. The Company's share of all other federal subsidy funds will be based on its share of the total interstate telecommunications service and certain defined telecommunications end user revenues. As of December 31, 1997, the Company was unable to quantify the payments, if any, that it will be required to make for the year. Based upon preliminary guidance provided by the FCC regarding the calculation of these payments, management believes that the amount of any such payments will not be material for 1997. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8 order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8 order with the FCC. That petition is also pending.


     In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on an ILEC's ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16 order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules to be established sometime this year that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels will have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

     As part of its overall plan to lower interstate access rates, the FCC also released an order on May 21, 1997, in which the FCC revised its price cap rules. In the May 21 order, the FCC increased the so-called X-Factor (the percentage by which price cap LECs must lower their interstate access charges every year, net of inflation and exogenous cost increases) and made it uniform for all price cap LECs. The results of these rule changes will be both a one-time overall reduction in price cap ILEC interstate access charges and an increase in the rate at which those charges will be reduced in the future. Several parties have appealed the May 21 order. Those appeals were consolidated and transferred to the United States Court of Appeals for the Tenth Circuit. They have been subsequently transferred to the United States Court of Appeals for the District of Columbia where they are currently pending.


     The Company anticipates that the FCC will initiate a number of additional proceedings, of its own volition and as a result of requests from CLECs and others, as a result of the Telecom Act. While the Eighth Circuit's decision in the appeal of the August 8, 1996 order limits the FCC's jurisdiction over the local competition provisions of the Telecom Act and while the decision of the U.S. District Court for the Northern District of Texas has held that the RBOC-specific provisions of the Telecom Act are unconstitutional and this issue has been raised in other proceedings (see above and below), such proceedings may nonetheless further define and construe the Telecom Act's terms.


     The FCC also requires carriers to file periodic reports concerning carriers interstate circuits and deployment of network facilities. The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, although it has the power to do so. The FCC also imposes prior approval requirements on transfers of control and assignments of operating authorizations. The FCC has the authority to generally condition, modify, cancel, terminate, or revoke operating authority for failure to comply with federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. There can be no assurance that the FCC or third parties will not raise issues with regard to the Company's compliance with applicable laws and regulations.

     Eighth Circuit Court of Appeals Decision. Various parties, including ILECs and state PUCs, requested that the FCC reconsider its own rules and/or filed appeals of the FCC's August 8, 1996 order in various U.S. Courts of Appeal. Also, several parties petitioned the FCC and the courts to stay the effectiveness of the FCC's rules included in the FCC's order, pending a ruling on the appeals. The appeals were consolidated and transferred to the U.S. Court of Appeals for the Eighth Circuit.

     On July 18, 1997, the Eighth Circuit overturned the pricing rules established in the August 8, 1996 order, except those applicable to commercial mobile radio service providers. The Eighth Circuit held that, in general, the FCC does not have jurisdiction over prices for interconnection, resale, leased unbundled network elements and traffic termination. The Eighth Circuit also overturned the FCC's "pick and choose" rules as well as certain other FCC rules implementing the Telecom Act's local competition provisions. In addition, the Eighth Circuit decision substantially limits the FCC's authority to enforce the local competition provisions of the Telecom Act. The FCC and others have appealed the Eight Circuit decision to the U.S. Supreme Court, and the U.S. Supreme Court granted certiorari on January 26, 1998.

     In the short term, management believes that the Eighth Circuit decision will not have a material adverse effect on the Company, because it already has interconnection agreements in place, or expects to have such agreements in place, under the provisions of the FCC's order and the Telecom Act which were not invalidated by the Court. The decision does not delay the implementation of the Telecom Act by the parties and by the state PUCs, but rather eliminates the guidance on pricing and most favored nation procedures as well as other issues that the FCC sought to provide to the parties and the state PUCs. However, since the Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, it could make negotiation and enforcement of such agreements more difficult and protracted, and may require renegotiation of existing agreements. In the long term, the Eighth Circuit's decision makes it more likely that the rules governing local competition will vary from state to state. Most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others.


     U.S. District Court Decision. On July 2, 1997, SBC and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on U.S. Constitutional grounds the Telecom Act restrictions applicable to the RBOCs only. The plaintiffs in the case sought both a declaratory judgment and an injunction against the enforcement of the challenged provisions. On December 31, 1997, this U.S. District Court ruled that Sections 271-275 of the Telecom Act were unconstitutional on the grounds that these sections constituted a "bill of attainder." Based on this U.S. District Court ruling, the RBOCs that are parties to this proceeding could technically re-enter the inter-LATA long distance market immediately. The FCC and long distance carriers requested a stay of the decision, which has been granted. The decision of the U.S. District Court has been appealed to the U.S. Court of Appeals for the Fifth Circuit, and the resulting decision could be appealed to the U.S. Supreme Court. In addition, BellSouth has appealed to the U.S. Court of Appeals for the D.C. Circuit the FCC's prior decisions denying BellSouth's applications to provide in-region long distance service in South Carolina and Louisiana. BellSouth challenged the decisions on the same grounds on which SBC challenged Sections 271-275 of the Telecom Act. On January 14, 1998, the North Carolina PUC gave BellSouth approval to file with the FCC to provide long distance services in North Carolina, provided it first improves its operating support systems and performance measures.

State Regulation. The Company is certified by the appropriate state PUCs as follows:





      State              Order Dated                            Telecommunication Services
-----------------   --------------------   --------------------------------------------------------------------
  North Carolina    September 27, 1996     local exchange, exchange access, and intrastate interexchange long distance
       Georgia        August 5, 1997/      local exchange (interim) and long distance (interim) and intrastate
                     February 3, 1998      interexchange alternate operator services (interim)
      Virginia       September 8, 1997     intrastate local exchange and exchange access, no certification required for long distance
      Tennessee     September 18, 1997     local exchange, exchange access and interexchange
  South Carolina     November 10, 1997     resale and facilities-based local exchange, exchange access and intrastate interexchange
       Florida       December 22, 1997     local exchange and long distance


     These are all of the states in which the Company operates or currently intends to begin operations in 1998 or 1999. To the extent that an area within a state in which the Company operates is served by a small (in line counts) or rural ILEC not currently subject to competition, the Company may not have authority to service those areas at this time. Most states regulate entry into local exchange and other intrastate service markets, and states' regulation of CLECs vary in their regulatory intensity. The majority of these states mandate that companies seeking to provide local exchange and other intrastate services apply for and obtain the requisite authorization from a PUC. This authorization process generally requires the carrier to demonstrate that it has sufficient financial, technical, and managerial capabilities and that granting the authorization will serve the public interest.


     As a CLEC, the Company is subject to the regulatory directives of each state in which the Company is certified. In addition to tariff filing requirements (described in greater detail below), most states require that CLECs charge just and reasonable rates and not discriminate among similarly situated customers. Some states also require the filing of periodic reports, the payment of various regulatory fees and surcharges, and compliance with service standards and consumer protection rules. States also often require prior approvals or notifications for certain transfers of assets, customers, or ownership of a CLEC. States generally retain the right to sanction a carrier or to revoke certifications if a carrier violates relevant laws and/or regulations.


     In all of the states where US LEC is certified, the Company is required to file tariffs or price lists setting forth the terms, conditions and/or prices for services which are classified as intrastate. In some states, the Company's tariff may list a range of prices or a ceiling price for particular services, and in others, such prices can be set on an individual customer basis, although the Company may be required to file tariff addenda of the contract terms. The Company is not subject to price cap or to rate of return regulation in any state in which it currently provides services.


     As noted above, the states have the primary regulatory role over intrastate services under the Telecom Act. The Telecom Act allows state regulatory authorities to continue to impose competitively neutral and nondiscriminitory requirements designed to promote universal service, protect the public safety and welfare, maintain the quality of service and safeguard the rights of consumers. State PUCs will implement and enforce most of the Telecom Act's local competition provisions, including those governing the specific charges for local network interconnection. In some states, those charges are being determined by generic cost proceedings and in other states they are being established through arbitration proceedings.


     BellSouth North Carolina PUC Proceeding. The Company has petitioned the North Carolina Utilities Commission ("NC PUC") to resolve a dispute between the Company and BellSouth related to their interconnection agreement, dated November 29, 1996 and approved in North Carolina by the NC PUC by an order dated January 29, 1997 (effective November 20, 1996). In August 1997, BellSouth issued a memorandum to the Company in which BellSouth announced its unilateral decision to neither bill nor pay reciprocal charges for traffic terminated by a CLEC or BellSouth to ESPs including ISPs. The Company believes this memorandum was sent to all CLECs who have an interconnection agreement with BellSouth. BellSouth based its announcement on the theory that such traffic is not "local," and therefore not subject to reciprocal compensation. On October 24, 1997, the Company filed a petition with the NC PUC seeking an order which, among other things, would direct BellSouth to pay reciprocal compensation for all local traffic terminated on the Company's network, including traffic terminated by US LEC to its customers which are ESPs or ISPs. The petition, among other things, also noted that similar positions recently had been taken by other RBOCs in other states; that disputes between those RBOCs and the CLECs regarding ESP and ISP traffic had been the subject of arbitration and/or complaint proceedings in at least eight states; and that, as of the date of the petition, the respective PUCs in all eight states had ordered the payment of reciprocal compensation for traffic terminated by the CLEC to ESPs and ISPs. As of February 13, 1998, twelve states (including Virginia) have ordered the payment by an RBOC of reciprocal compensation for traffic terminated by a CLEC to an ESP or ISP. The FCC is also generally considering the issue of reciprocal compensation to ISPs/ESPs, and the Eighth Circuit is considering an appeal of the FCC's decision not to impose access charges on ISPs. There can be no assurance that the payment of reciprocal compensation for ISP traffic will be maintained. A determination that such traffic is not subject to reciprocal compensation would have a material adverse effect on the Company.

     By its order entered on December 3, 1997, the NC PUC required BellSouth to file a responsive pleading on or before December 12, 1997, in anticipation of a hearing scheduled for December 17, 1997. By the time BellSouth filed its responsive filing on December 12, 1997, the NC PUC had entered orders allowing other CLECs to intervene in the proceeding and to present arguments at the hearing on December 17, 1997. All intervenors supported the position of the Company. At the conclusion of the hearing, the NC PUC directed the parties to file proposed orders and briefs within 21 days after the mailing of the transcript of the hearing, which was mailed on January 5, 1998. The proposed orders and briefs were filed January 26, 1998, and the Company supplemented its brief on February 10, 1998.


     On February 26, 1998, the North Carolina PUC ruled that the reciprocal compensation provision contained in the interconnection agreement between BellSouth and the Company is fully applicable to traffic terminated to ESP and ISP customers when the originating caller and the called number are associated with the same calling area, and directed BellSouth to bill and pay reciprocal compensation for all such calls. BellSouth has not yet complied with this order and has until March 30, 1998 to appeal to the intermediate state appeallate court unless that time is extended for thirty additional days by the North Carolina PUC. In addition, under the Telecom Act, BellSouth may be entitled to seek review of the decision of the North Carolina PUC by the United States District Court for the Eastern District of North Carolina.

     While the Company believes that it will ultimately be successful on any appeal or review of this proceeding, there can be no assurances in this regard, and it is possible that an adverse result could occur if an appeal or other review is sought. A final determination that such traffic is not eligible for reciprocal compensation would have a material adverse effect on the Company. In addition to this proceeding, PUCs in Tennessee, Georgia and Florida are currently reviewing this issue. See "Risk Factors -- Uncertainties Related to Reciprocal Compensation."



Competition

     As noted above, the regulatory environment in which the Company operates is changing rapidly. The passage of the Telecom Act combined with other actions by the FCC and state regulatory authorities continues to promote competition in the provision of telecommunications services.

     ILECs. In each market served by its networks, the Company faces, and expects to continue to face, significant competition from the ILECs, which currently dominate their local telecommunications markets.

     The Company competes with the ILECs in its markets for local exchange services on the basis of product offerings, reliability, state-of-the-art technology, price, route diversity, ease of ordering and customer service. However, the ILECs have long-standing relationships with their customers and provide those customers with various transmission and switching services that the Company, in a few cases, does not currently offer. In addition, ILECs enjoy a competitive advantage due to their vast financial resources. The Company has sought, and will continue to seek, to achieve parity with the ILECs in order to become able to provide a full range of local telecommunications services. See "Business -- Regulation" for additional information concerning the regulatory environment in which the Company operates. Because US LEC leases fiber optic transmission capacity to link its customers with its networks, and uses state-of-the-art technology in its switch platforms, the Company may have cost and service quality advantages over some currently available ILEC networks.

     Other Competitors. The Company also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which the Company offers its services. In addition to the ILECs and CAPs, potential competitors capable of offering switched local and long distance services include long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users. Many of these potential competitors enjoy competitive advantages based upon existing relationships with subscribers and vast financial resources.


     The Company believes that the Telecom Act as well as a recent series of completed and proposed transactions between ILECs and long distance companies and cable companies increase the likelihood that barriers to local exchange competition will be removed. The Telecom Act, as passed, conditioned the provision of in-region, inter-LATA services by RBOCs upon a demonstration that the market in which an RBOC seeks to provide such services has been opened to competition. When ILECs that are RBOC subsidiaries are permitted to provide such services, they will be in a position to offer single source service. ILECs that are not RBOC subsidiaries may offer single source service presently. As a result of a U.S. District Court's invalidation of Sections 271-275 of the Telcom Act, RBOCs that were parties to that proceeding also may have this ability presently. In addition, BellSouth has appealed the FCC's prior decision denying BellSouth's application to provide in-region long distance service in South Carolina. BellSouth challenged the decision on the same basis used by SBC to invalidate Sections 271-275 of the Telecom Act. See "Business -- Regulation -- U.S. District Court Decision."


     A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. In addition, many of the Company's existing and potential competitors have financial, personnel and other resources, including brand name recognition, significantly greater than those of the Company.

     The Company also competes with long distance carriers in the provision of long distance services. Although the long distance market is dominated by four major competitors, hundreds of other companies also compete in the long distance marketplace.


Properties

     The Company leases all of its administrative and sales offices and its switch sites. The various leases expire in years ranging from 2000 to 2003. All have renewal options. Additional office space and switch sites will be leased or otherwise acquired as the Company's operations and networks are expanded and as new networks are constructed.


Employees


     As of December 31, 1997, the Company employed 78 people. The Company expects to employ approximately 270 people by the end of 1998. The Company considers its employee relations to be good. None of the employees of the Company is covered by a collective bargaining agreement.



Servicemarks, Trademarks and Trade Names


     The Company uses "US LEC" as its primary servicemark and has developed a proprietary logo. In October 1996, the Company filed for federal servicemark and trademark protection of US LEC and its logo. The application for the servicemark "US LEC" has matured to federal registration on the supplemental register. The servicemark application for the logo has matured to registration on the principal register.



Legal Proceedings

     The Company is not currently a party to any legal proceedings, other than the NC PUC proceeding relating to reciprocal compensation from BellSouth for ISP and ESP traffic. See "Business -- Regulation -- BellSouth North Carolina PUC Proceeding."

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information regarding the executive officers and directors of US LEC. Directors of the Company are elected annually at the annual meeting of stockholders. The backgrounds and business experience of the Company's executive officers and directors are described following the table.




            Name                Age                             Position
----------------------------   -----   ---------------------------------------------------------
    Richard T. Aab             48      Chairman, Chief Executive Officer and Director (Class B
                                       Director)
    Tansukh V. Ganatra         54      President, Chief Operating Officer and Director (Class B
                                       Director)
    David N. Vail              41      Executive Vice President -- Finance and Chief Financial
                                       Officer
    David C. Conner            40      Executive Vice President -- Engineering and Operations
    Gary D. Grefrath           56      Executive Vice President -- Administration
    Michael K. Simmons         39      Executive Vice President -- Sales
    Craig K. Simpson           34      Senior Vice President -- Corporate Development
    David M. Flaum *           45      Director (Class A Director)
    Steven L. Schoonover *     52      Director (Class A Director)


----------
* Indicates a member of the Audit Committee.

     Richard T. Aab co-founded US LEC in June 1996 and has served as its Chairman and Chief Executive Officer and as a Director since that time. In 1982, he co-founded ACC Corp., which is a publicly-traded international telecommunications company currently under agreement to be acquired by Teleport Communications Group, Inc. for approximately $1.1 billion. Between 1982 and 1997, Mr. Aab held various positions with ACC Corp. including Chairman, Chief Executive Officer and Director. Under Mr. Aab's leadership, ACC Corp. participated in the introduction of competition into local and long distance telecommunications markets in the United States, Canada and the United Kingdom.


     Tansukh V. Ganatra co-founded US LEC in June 1996 and has served as its President and Chief Operating Officer and as a Director since that time. Mr. Ganatra is a specialist in the field of intelligent switching technology and transport network systems. From 1987 to 1997, Mr. Ganatra held various positions with ACC Corp., including serving as its President and Chief Operating Officer. Prior to joining ACC Corp., Mr. Ganatra held various positions during a 19-year career with Rochester Telephone Corp. (now Frontier Corp.), culminating with the position of Director of Network Engineering.

     David N. Vail has been US LEC's Executive Vice President -- Finance and Chief Financial Officer since August 1997. Prior to joining US LEC, Mr. Vail served as the controller for Harris Beach & Wilcox LLP, a multi-state law firm based in Rochester, New York, from 1986 to May 1997. From 1984 to 1986, Mr. Vail served as Controller for Voit Corporation, a publicly-traded sporting goods manufacturer. Prior to his tenure with Voit Corporation, Mr. Vail spent six years in public accounting with Naramore, Niles and Company, CPAs and Deloitte & Touche LLP. Mr. Vail is a Certified Public Accountant.

     David C. Conner has been US LEC's Executive Vice President -- Engineering and Operations since November 1996. From 1990 until he joined US LEC, Mr. Conner served in various positions with ACC Corp. including Vice President of Engineering and Operations for one of its cellular operations and Operations Director for its long distance operations in the United Kingdom. From May 1985 until October 1990, Mr. Conner served in various positions with Rochester Telephone Corp. (now Frontier Corp.), including several positions in operations and management information systems. At Rochester Telephone Corp., Mr. Conner had significant responsibility in the development of operational support systems, the development and operation of its network control center and the coordination of installation and repair of facilities.


     Gary D. Grefrath has been US LEC's Executive Vice President -- Administration since August 1996. Prior to joining US LEC, Mr. Grefrath was employed by Rochester Telephone Corp. (now Frontier Corp.) since 1969, where he held various positions and most recently was responsible for management of major areas of administration for that company. He was also responsible for the preparation of tariff filings with the State of New York and the FCC and for all service and contractual relations with interexchange carriers.

     Michael K. Simmons has been US LEC's Executive Vice President -- Sales since October 1996. Prior to joining US LEC, Mr. Simmons was employed by Time Warner Communications from December 1993 to October 1996 as its Vice President and General Manager of western North Carolina operations. From August 1983 to December 1993, Mr. Simmons was branch manager for MCI Communications Corp's. ("MCI") western North Carolina region and also held various sales, marketing and management positions in four states.

     Craig K. Simpson joined US LEC in February 1997 as its Vice President -- Marketing, was promoted to Senior Vice President -- Corporate Development in August 1997 and has since served in this capacity. Prior to joining US LEC, Mr. Simpson was employed by MCI from 1989 to February 1997, where he most recently served as carrier manager for its North Carolina operations. In that capacity, Mr. Simpson was responsible for sales to interexchange carriers, CLECs and independent telephone companies. From 1985 to 1988, Mr. Simpson was employed by Unisys Corporation in its computer mainframe sales and marketing division.


     Steven L. Schoonover was elected to US LEC's Board of Directors in January 1998. Mr. Schoonover is President and Chief Executive Officer of CellXion, Inc., which specializes in construction, installation and management of cellular telephone and personal communications systems. From 1990 until its sale in November 1997 to Telephone Data Systems, Inc., Mr. Schoonover served as President of Blue Ridge Cellular, Inc., a full-service cellular telephone company. From 1983 to 1996, he served in various positions, including President and Chief Executive Officer, with Fibrebond Corporation, a firm involved in site development, shelter and tower construction for the cellular telecommunications industry.

     David M. Flaum was elected to US LEC's Board of Directors in January 1998. Mr. Flaum has served as President of Flaum Management Company, Inc. ("Flaum Management"), a real estate development firm based in Rochester, New York, since 1985, and President of The Hague Corporation, a commercial real estate management firm, since 1993. Flaum Management is active in the development of retail centers, office buildings and high technology facilities in the eastern United States.


Election of Directors

     The Company's Bylaws provide that the Board of Directors shall consist of at least three members and no more than eleven members. Pursuant to the Company's Certificate of Incorporation, so long as there are any shares of Class B Common Stock outstanding, holders of Class B Common Stock will have the right to elect two members to the Company's Board of Directors. In addition, the holders of Class A Common Stock and Class B Common Stock vote together as one class for the election of the other members of the Company's Board of Directors.

Executive Compensation

     The following table sets forth, for the year ended December 31, 1997, individual compensation information for the Chairman and Chief Executive Officer, the President and Chief Operating Officer and each of the other executive officers of US LEC who received compensation in excess of $100,000 during the year (the "Named Executive Officers").


                          SUMMARY COMPENSATION TABLE




                                                                Annual Compensation
                                                  -----------------------------------------------
                                                                                  Other Annual            All Other
Name and Principal Position               Year     Salary ($)     Bonus ($)     Compensation ($)     Compensation ($) (1)
--------------------------------------   ------   ------------   -----------   ------------------   ---------------------
 Richard T. Aab
  Chairman and Chief
  Executive Officer ..................   1997             --            --     --                             --
 Tansukh V. Ganatra
  President and Chief
  Operating Officer ..................   1997          6,750            --          7,968 (2)                423
 Michael K. Simmons
  Executive Vice President --
  Sales ..............................   1997        129,459        37,500     --                            423
 Gary D. Grefrath
  Executive Vice President --
  Administration .....................   1997         81,012        25,000     --                            264
 David C. Conner
  Executive Vice President --
  Engineering and Operations .........   1997         79,785        25,000     --                            260


----------
(1) Consists of premiums paid by the Company for term life insurance for the Named Executive Officer.

(2) Consists of automobile lease payments.

     The Board of Directors has determined that base salaries for the Company's executive officers for 1998 will be as follows: Mr. Aab -- $160,000; Mr. Ganatra -- $150,000; Mr. Simmons -- $125,000; Mr. Grefrath -- $95,000; Mr.
Conner -- $95,000; Mr. Vail -- $95,000; and Mr. Simpson -- $90,000. See
"Certain Relationships and Related Transactions."


Compensation of Directors


     Following completion of the Offering, US LEC intends to pay its directors who are not officers or employees ("Outside Directors") an annual retainer of $5,000 and a fee of $1,000 for each meeting of the Board of Directors and $500 for each meeting of any committee thereof attended. The Company also will reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees. Immediately upon completion of the Offering, each of the Company's two Outside Directors will be granted nonqualified stock options under the Stock Plan covering 5,000 shares of Class A Common Stock with an exercise price equal to the initial public offering price of the Class A Common Stock.



Omnibus Stock Plan


     The Company adopted the US LEC Corp. 1998 Omnibus Stock Plan in January 1998 (the "Stock Plan"). The Stock Plan is intended to enable the Company to recruit, reward, retain and motivate employees and to attract and retain outside directors, agents and consultants on a basis competitive with industry practices. The Company has reserved 650,000 shares of Class A Common Stock for issuance under the Stock Plan.


     The Stock Plan will be administered by the Board of Directors or the Compensation Committee of the Board of Directors (such committee or the Board of Directors itself, as applicable, is hereinafter referred to as the "Committee"). Awards under the Stock Plan may include, but are not limited to, stock options, stock appreciation rights, restricted stock, performance awards, or other stock-based awards, such as stock units, securities convertible into stock, phantom securities and dividend equivalents. The Committee has sole authority and discretion under the Stock Plan to (i) designate eligible participants and (ii) determine the types of awards to be granted and the conditions and limitations applicable to such awards, if any, including the acceleration of vesting or exercise rights upon a Change in Control of the Company (as defined in the Stock Plan). The awards may be granted singly or together with other awards, or as replacement of, in combination with, or as alternatives to, grants or rights under the Stock Plan or other employee benefit plans of US LEC. Awards under the Stock Plan may be issued based on past performance, as an incentive for future efforts or contingent upon the future performance of the Company.

     Options granted under the Stock Plan must be exercised within the period fixed by the Committee, which may not exceed 10 years from the date of the option grant, or in the case of incentive stock options granted to any 10% stockholder, five years from the date of the option grant. Options may be made exercisable in whole or in installments, as determined by the Committee. Except as authorized by the Committee, options will not be transferable other than by will or the laws of descent and distribution and, during the lifetime of an optionee, may be exercised only by the optionee. The option price will be determined by the Committee. However, the option price for incentive stock options may not be less than the market value of the Class A Common Stock on the date of grant of the option and the option price for incentive stock options granted to any 10% stockholder may not be less than 110% of the market value of the Class A Common Stock on the date of grant. Unless otherwise designated by the Committee as "incentive stock options" intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, options granted under the Stock Plan are intended to be "nonqualified stock options."


     The Committee has granted incentive stock options covering 182,800 shares of Class A Common Stock to substantially all employees of the Company who are not executive officers. These options vest annually in four equal installments beginning in the first quarter of 1999 and the exercise price is $10.00 per share. Immediately upon completion of the Offering, the Committee intends to grant nonqualified stock options covering 5,000 shares of Class A Common Stock to each of the Company's two Outside Directors at an exercise price equal to the initial public offering price of the Class A Common Stock.


     Promptly after completion of the Offering, the Company intends to register the shares of Class A Common Stock reserved for issuance under the Stock Plan under the Securities Act. See "Shares Eligible for Future Sale."


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     At January 31, 1998, the Company's indebtedness to Messrs. Aab and Ganatra, and Melrich Associates, L.P. ("Melrich"), an entity of which Mr. Aab is a general partner, was $8,289,150. The borrowings were allocated as follows:
Mr. Aab ($5,000,000), Mr. Ganatra ($1,000,000) and Melrich ($2,289,150). On
February 14, 1998, the entire principal amount of the loan payable to Mr. Aab was exchanged for 480,770 shares of Class B Common Stock. The terms of the loans outstanding to Mr. Ganatra and Melrich currently provide for interest at an annual rate of 12% per annum, payable quarterly and a due date of January 16, 2003. The Company's operating subsidiaries in North Carolina and Georgia have guaranteed the payment of the loans and granted to Mr. Ganatra and Melrich a security interest in substantially all of such subsidiaries' assets. Management believes that the terms of these loan transactions were no less favorable to the Company than could be arranged with unrelated lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Under a consulting agreement between US LEC and a limited liability company owned in its entirety by Mr. Aab, the limited liability company provided strategic, financial planning and other consulting services to US LEC in 1997 for a fee $125,000. Under a consulting agreement with a limited partnership controlled by Mr. Ganatra, the limited partnership provided general business and operations advice to the Company in exchange for a fee of $50,000. These agreements were terminated on December 31, 1997. Management believes that the terms of these consulting agreements were no less favorable to the Company than could have been arranged with unrelated third parties.

     In January 1998, the Company agreed to purchase a Carrier Access Billing System and related software and support systems from Global Vista
Communications, LLC ("Global") for $397,500. Mr. Aab owns a 44% equity interest in Global, but does not control the company and is not active in its management. Management believes that the quality and pricing of these systems were comparable to systems available from unrelated vendors.

                       SECURITY OWNERSHIP OF MANAGEMENT


     As of February 28, 1998, there were 53 holders of record of the Common Stock. The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock as of February 28, 1998 and as adjusted to reflect the sale of shares of Class A Common Stock in the Offering, by (i) each director of the Company, (ii) each of the Named Executive Officers,
(iii) each person known by the Company to beneficially own 5% or more of the outstanding shares of any class of Common Stock and (iv) all directors and executive officers of US LEC as a group.





                                                                                Prior to the Offering (1)
                                                                         ----------------------------------------
                                                          Amount and                  Percent of     Percent of
             Name and Address              Title of       Nature of        Percent   Total Shares   Total Voting
           of Beneficial Owner               Class      Ownership (2)     of Class    Outstanding       Power
----------------------------------------- ---------- ------------------- ---------- -------------- --------------
Richard T. Aab ..........................   Class B       17,075,270(3)     100.0%        81.6%          97.8%
Joyce M. Aab ............................   Class B        4,309,500(3)      25.2%        20.6%          24.7%
Tansukh V. Ganatra ......................   Class B        4,044,000(4)      23.7%        19.3%          23.2%
David C. Conner .........................   Class A          660,000(5)      17.1%         3.2%             *
Gary D. Grefrath ........................   Class A          504,000         13.1%         2.4%             *
Michael K. Simmons ......................   Class A          567,000(6)      14.7%         2.7%             *
David N. Vail ...........................   Class A          183,000(7)       4.6%           *              *
David M. Flaum ..........................   Class A          180,000          4.7%           *              *
Steven L. Schoonover ....................   Class A               --           --           --             --
Craig K. Simpson ........................   Class A          174,000(8)       4.3%           *              *
All directors and executive officers as a
 group (9 persons) ......................   Class A        2,268,000         54.2%        10.7%           1.3%
                                            Class B       17,075,270        100.0%        81.6%          97.8%



                                                  After the Offering (1)
                                          ---------------------------------------
                                                       Percent of     Percent of
             Name and Address               Percent   Total Shares   Total Voting
           of Beneficial Owner             of Class    Outstanding      Power
----------------------------------------- ---------- -------------- -------------
Richard T. Aab ..........................    100.0%        64.6%         94.8%
Joyce M. Aab ............................     25.2%        16.3%         23.9%
Tansukh V. Ganatra ......................     23.7%        15.3%         22.5%
David C. Conner .........................      7.1%         2.5%            *
Gary D. Grefrath ........................      5.4%         1.9%            *
Michael K. Simmons ......................      6.1%         2.1%            *
David N. Vail ...........................      1.9%           *             *
David M. Flaum ..........................      1.9%           *             *
Steven L. Schoonover ....................       --           --            --
Craig K. Simpson ........................      1.8%           *             *
All directors and executive officers as a
 group (9 persons) ......................     23.4%         8.5%          1.3%
                                             100.0%        64.6%         94.8%


----------
(1) An "*" indicates less than one percent.


(2) In accordance with Commission rules, each beneficial owner's holdings have been calculated assuming full exercise of outstanding warrants and options exercisable by such holder within 60 days after February 28, 1998, but no exercise of outstanding warrants and options held by any other person. The table set forth above assumes that the over-allotment option is not exercised by the Underwriters. Except as otherwise indicated, each person named in this table has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by such person.

(3) Includes 4,309,500 shares held by Melrich. Mr. Aab and his wife, Joyce M. Aab, are the sole general partners of Melrich and share voting and dispositive power with respect to these shares. Also includes 4,044,000 shares held by Mr. Ganatra and Super STAR Limited Partnership as to which Mr. Aab holds voting power. Mr. and Mrs. Aab's address is 212 South Tryon Street, Suite 1540, Charlotte, NC 28281.

(4) Includes 3,750,000 shares held by Super STAR Associates Limited Partnership. Mr. Ganatra, the majority general partner, has dispositive power with respect to these shares. Mr. Ganatra's address is 212 South Tryon Street, Suite 1540, Charlotte, NC 28281.

(5) Includes 165,000 shares owned by Mr. Conner's wife, as to which he is deemed to share voting and dispositive power.

(6) Includes 247,500 shares held by Michael K. Simmons Family Limited Partnership as to which Mr. Simmons, the sole general partner, has voting and dispositive power.

(7) Includes 165,000 shares subject to a presently exercisable warrant held by Mr. Vail.

(8) Includes 165,000 shares subject to a presently exercisable warrant held by Mr. Simpson.

                         DESCRIPTION OF CAPITAL STOCK

General


     The authorized capital stock of the Company consists of: (i) 90,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), which is divided into two classes consisting of 72,924,728 shares of Class A Common Stock (3,855,000 shares of which were outstanding as of the date of this Prospectus) and 17,075,272 shares of Class B Common Stock (17,075,270 shares of which were outstanding as of the date of this Prospectus); and (ii) 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"), none of which are issued and outstanding. Effective upon completion of the Offering, 9,355,000 shares of Class A Common Stock will be issued and outstanding, 17,075,270 shares of Class B Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. In addition, 650,000 shares of Class A Common Stock are reserved for issuance under the Stock Plan, 469,000 shares of Class A Common Stock are reserved for issuance under presently exercisable warrants and 17,075,270 shares of Class A Common Stock are reserved for issuance upon conversion of the Class B Common Stock.


     The following summary of certain provisions of the Company's Certificate of Incorporation ("Certificate") and Bylaws does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Certificate and Bylaws of the Company, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part.


Common Stock

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights with respect to the shares of Class B Common Stock which are described herein. Shares of Class B Common Stock may be owned only by the holders of Class B Common Stock as of the date of this Prospectus and their Permitted Transferees (as defined in the Certificate). Any shares of Class B Common Stock transferred to any other person automatically convert into shares of Class A Common Stock on a one-for-one basis. Each share of Class B Common Stock may be converted, at any time at the option of the holder thereof, into one share of Class A Common Stock, subject to the rights of other holders of Class B Common Stock under the Class B Stockholders Agreement. The Class A Common Stock and the Class B Common Stock are entitled to vote on all matters which come before the stockholders, voting together as a single class on all matters, except as described below and as otherwise required by law. Each share of Class A Common Stock has one vote and each share of Class B Common Stock has 10 votes on all matters on which holders of Common Stock are entitled to vote. Holders of the Class B Common Stock are also entitled by the Certificate and Bylaws to approve certain amendments to the Certificate or the Bylaws.

     The Certificate provides that the Board of Directors shall have two classes of directors: (i) "Class B Directors," of which there shall be two at all times during which shares of Class B Common Stock are issued and outstanding, and (ii) "Class A Directors," who are all directors other than the Class B Directors. The Class B Directors are elected solely by majority vote of the holders of Class B Common Stock voting as a separate class. The Class A Directors are elected by holders of all shares of the Company's capital stock entitled to vote thereon, voting as a single class, including both shares of Class A Common Stock and shares of Class B Common Stock. Any Class A Director may be removed, with or without cause (except as otherwise provided by law), by the vote of a majority of all votes entitled to be cast in the election of Class A Directors. However, Class B Directors may be removed only by the holders of a majority of the shares of Class B Common Stock, and may be removed with or without cause.

     Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to the preferential dividend rights of any outstanding shares of Preferred Stock. Any dividends declared which are payable on the Common Stock shall be payable at the same rate on both classes of Common Stock. Upon the liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription or redemption rights. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Agreement Among Class B Stockholders

     The holders of the Class B Common Stock entered into an agreement on January 1, 1998 (the "Class B Stockholders Agreement") pursuant to which, among other things, they agreed to grant to Mr. Aab an irrevocable proxy to vote all of their shares of Class B Common Stock, and Mr. Aab has agreed to vote the shares of Class B Common Stock covered by the proxy to elect Mr. Ganatra as a director. In addition, the Class B Stockholders Agreement provides that if a party to the agreement proposes to sell or otherwise transfer shares of Class B Common Stock to anyone other than a Permitted Transferee (such as lineal descendants of the Class B Stockholders, trusts for the benefit of such holders and descendants, and corporations, partnerships and other entities and business organizations controlled by the Class B Stockholders), the other holders of Class B Common Stock who are parties to the Class B Stockholders Agreement would have a right to acquire the shares of Class B Common Stock that are proposed to be sold or transferred. The Class B Stockholders Agreement also provides that if a party to the agreement proposes to convert his, her or its shares of Class B Common Stock into shares of Class A Common Stock, the other parties to the Class B Stockholders Agreement have the right to purchase the shares of Class B Common Stock proposed to be converted or to exchange shares of Class A Common Stock for such shares. The Class B Stockholders Agreement has an initial term of ten years.


Preferred Stock

     Under the terms of the Certificate, the Board of Directors of the Company is authorized to issue shares of Preferred Stock in one or more series without stockholder approval, subject to any limitations prescribed by law. Each series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation privileges, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. No shares of Preferred Stock have been issued or authorized for issuance, and there are no agreements or undertakings relating to the issuance of shares of Preferred Stock.


Board of Directors

     Under the terms of the Certificate and the Bylaws, the Board of Directors consists of at least three directors and no more than eleven directors. As noted above, at all times when shares of Class B Common Stock are outstanding, the two directors who are designated as "Class B Directors" are elected by the holders of a majority of the shares of the Class B Common Stock voting as a separate class, and Class B Directors may only be removed by the affirmative vote of a majority of the holders of the Class B Common Stock.

     The Bylaws provide that if at any time the number of directors is seven or more, the terms of the Class A Directors shall be staggered and the Class A Directors shall be grouped into three classes of nearly equal size. If the Class A Directors are staggered, the first staggered class shall be elected for an initial three year term, the second staggered class shall be elected for an initial two year term and the third staggered class shall be elected for an initial one year term. Thereafter, at each annual meeting of stockholders, directors shall be elected to fill the seats of the staggered class of Class A Directors whose term then expires shall be elected for three year terms. If the terms of office of the Class A Directors are staggered, then the Class A Directors may be removed only for cause during the term for which they have been elected.


Warrants


     The Company has issued warrants to three of its employees which entitle them to acquire an aggregate of 345,000 shares of Class A Common Stock at an exercise price of $2.86 per share. These warrants may be exercised, in whole or in part, at any time prior to August 4, 2000 (with respect to 330,000 shares) or prior to November 10, 2000 (with respect to 15,000 shares). The Company has also issued a warrant to a sales agent which entitles him to acquire 99,000 shares of Class A Common Stock at an exercise price of $2.86 per share with an expiration date of August 1, 2000 and a warrant to a consultant which entitles him to acquire 25,000 shares of Class A Common Stock at an exercise price of $10.00 per share with an expiration date of January 1, 2001. These warrants may be exercised, in whole or in part, at any time prior to their expiration dates.

Certain Charter and Statutory Provisions

     Article VIII of the Certificate provides that the Company shall indemnify all directors and officers to the full extent permitted by the General Corporation Law of the State of Delaware (the "Delaware Law"), or any other applicable laws as now or hereafter in effect. In addition, the Certificate authorizes the Company to enter into one or more agreements with any person which provide for indemnification greater or different than that provided in its Certificate.

     Section 145 of the Delaware Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding, whether criminal or civil, brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.

     In addition, Section 102 of the Delaware Law provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of directors for monetary damages for breach of fiduciary duty, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith that involve intentional misconduct or a knowing violation of the law;
(iii) for conduct leading to unlawful distributions by the corporation; or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate includes such a provision. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty of care as a directory (including breaches resulting from negligent or grossly negligent behavior) except in situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief (such as an injunction or rescission) in the event of a breach of a director's duty of care.

     Following the Offering, the Company will also be subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans), or (iii) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. For the purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, as well as any transaction that has the effect of increasing the interested stockholder's proportionate share ownership in the corporation. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) together with affiliates and associates owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

     Section 203, however, expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation. It further provides that its provisions shall not apply if the corporation does not have a class of voting stock that (i) is listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq National Market or (iii) held of record by more than 2,000 stockholders (unless any of the foregoing results from a transaction in which a person becomes an interested stockholder). Mr. Aab, Melrich, Mr. Ganatra and Super STAR Associates Limited Partnership became interested stockholders prior to the Offering at a time when such exemption from the provisions of Section 203 applied to the Company. Accordingly, future transactions between the Company and such persons and entities will not be subject to the requirements of
Section 203.

Listing

     Application has been made to have the Class A Common Stock qualified for inclusion in the Nasdaq National Market under the symbol "CLEC."


Transfer Agent and Registrar

     First Union National Bank, Charlotte, North Carolina will be the transfer agent and registrar for the Class A Common Stock (the "Transfer Agent").


                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, 9,355,000 shares of Class A Common Stock will be outstanding, excluding (i) 182,800 shares reserved for issuance upon exercise of options that have been granted under the Stock Plan, none of which are currently vested, (ii) 10,000 shares issuable upon exercise of options to be granted at the completion of the Offering under the Stock Plan, (iii) 469,000 shares reserved for issuance upon exercise of presently exercisable warrants and (iv) 17,075,270 shares reserved for issuance upon conversion of Class B Common Stock. Of these shares, the 5,500,000 shares of Class A Common sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" (as defined in the Securities Act) of the Company, which will be subject to the resale limitations of Rule 144 ("Rule 144") under the Securities Act. The remaining shares of Class A Common Stock outstanding and all of the shares of Class B Common Stock outstanding will be "restricted securities" as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus a person (or persons whose shares are aggregated) who has beneficially owned its, his or her restricted securities (as that term is defined in Rule 144) for at least one year from the date such securities were acquired from the Company or an affiliate of the Company would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Class A Common Stock and (ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who has held restricted securities for a minimum of two years from the later of the date such securities were acquired from the Company or an affiliate of the Company and who is not, and for the three months prior to the sale of such restricted securities has not been, an affiliate of the Company, is free to sell such shares of Class A Common Stock without regard to the volume, manner-of-sale and the other limitations contained in Rule 144. The foregoing summary of Rule 144 is not intended to be a complete discussion thereof.


     Of the outstanding shares of Class A Common Stock that will be "restricted securities," all of such shares will be eligible for sale in the public market subject to the volume, manner of sale and other limitations of Rule 144 described below after December 31, 1998. The 17,075,270 shares of Class B Common Stock outstanding upon completion of the Offering will also be restricted securities. Each share of Class B Common Stock may be converted at any time by the holder thereof into one share of Class A Common Stock, subject to the rights of other holders of Class B Common Stock under the Class B Stockholders Agreement. If any shares of Class B Common Stock are converted by the current holders into shares of Class A Common Stock, the holding period of the shares of Class A Common Stock could, under the provisions of Rule 144, be tacked with the holding period of the Class B Common Stock such that 16,594,500 of such shares will be eligible for sale in the public market after December 31, 1998 and the remainder will be eligible for sale in the public market after February 14, 1999 subject to the volume, manner of sale and other limitations of Rule 144.

     The Company, its directors and executive officers, who will beneficially own, as of the completion of this Offering, an aggregate of 2,268,000 shares of Class A Common Stock (or presently exercisable warrants to purchase Class A Common Stock) and 17,075,270 shares of Class B Common Stock (which, subject to the terms of the Class B Stockholders Agreement, may be converted at any time into shares of Class A Common Stock and, pursuant to the Certificate, automatically convert into shares of Class A Common Stock as a result of certain transfers), have each agreed not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Smith Barney Inc. except under limited circumstances.


     Promptly upon completion of the Offering, the Company intends to file a Registration Statement on Form S-8 with the Commission to register 650,000 shares of Class A Common Stock reserved for issuance or sale under the Stock Plan. As of February 28, 1998, there were outstanding options to purchase a total of 182,800 shares of Class A Common Stock, none of which were vested, and outstanding and presently exercisable warrants to purchase a total of 469,000 shares of Class A Common Stock. Following such registration, all shares of Class A Common Stock issuable upon the exercise of options granted under the Stock Plan will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of the Company.


     Prior to the Offering, there has been no established market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, Class A Common Stock in the public market may have an adverse effect on the market price for the Class A Common Stock.


                                 UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Bear, Stearns & Co. Inc. and Wheat First Union, a division of Wheat First Securities, Inc., are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company the aggregate number of shares of Class A Common Stock set forth opposite its name below:




                                                  Number of
                 Underwriters                      Shares
----------------------------------------------   ----------
        Smith Barney Inc. ....................
        Bear, Stearns & Co. Inc. .............
        Wheat First Securities, Inc. .........

            Total ............................   5,500,000
                                                 =========



     The Company has been advised by the Representatives that the several Underwriters propose initially to offer the shares of Class A Common Stock to the public at the Price to Public set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in excess
of $   per share. The Underwriters may allow, and such dealers may reallow, a
discount not in excess of $     per share on sales to certain other dealers.
After the initial public offering, the public offering price and such concessions may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to 825,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the Price to the Public set forth on the cover page of this Prospectus less the Underwriting Discount. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Class A Common Stock listed above are subject to certain conditions set forth therein. The Underwriters are committed to purchase all of the Class A Common Stock offered by this Prospectus (other than those covered by the Underwriters' overallotment option described in the immediately preceding paragraph), if any are purchased. In the event of default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated in their discretion upon the occurrence of certain stated events including if certain events have occurred the effect of which on financial markets is such as to make it, in the judgment of the Underwriters, impracticable or inadvisable to proceed with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its directors and executive officers have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Class A Common Stock or any securities convertible into, or exchangeable for, shares of Class A Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Smith Barney Inc., except (a) in the case of the Company, (i) grants of options and issuances and sales of Class A Common Stock issued pursuant to the Stock Plan,
(ii) issuances of Class A Common Stock upon the conversion of shares of Class B Common Stock or the exercise of warrants outstanding on the date of the Underwriting Agreement or (iii) issuance of Common Stock or securities convertible into Common Stock in connection with acquisitions; provided that the recipients of such shares of Common Stock agree in writing with Smith Barney Inc. to be bound by the unexpired term of such agreement not to sell; and (b) in the case of directors and executive officers, shares of Class A Common Stock disposed of as bona fide gifts or pledges where the recipients of such gifts or the pledgees, as the case may be, agree in writing with Smith Barney Inc. to be bound by the terms of such agreement.

     At the request of the Company, the Underwriters have reserved up to ______ shares of Class A Common Stock to be sold in the Offering for sale at the Price to Public set forth on the cover page of this Prospectus to certain officers, directors, employees and other persons designated by the Company. The number of shares of Class A Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

     The Representatives have informed the Company that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock sold in the Offering.

     Prior to the Offering, there has been no public market for the Class A Common Stock. Accordingly, the initial public offering price for the Class A Common Stock will be determined by negotiation among the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses. There can be no assurance that the price at which shares of Class A Common Stock will sell in the public market after the Offering will not be lower than the price at which they are sold in the Offering by the Underwriters.

     Application has been made to have the Class A Common Stock qualified for inclusion in the Nasdaq National Market under the symbol "CLEC."

     In connection with the Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A

Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling discounts allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market in the over-the-counter market or otherwise.


                                 LEGAL MATTERS

     The validity of the Class A Common Stock will be passed upon for the Company by Moore & Van Allen, PLLC, Charlotte, North Carolina and for the Underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.


                                    EXPERTS

     The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their report appearing herein; and are included in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION


     The Company has filed a Registration Statement on Form S-1, Commission File No. 333-46341, under the Securities Act with the Commission with respect to the shares of Class A Common Stock offered by the Offering. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class A Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document to which reference is made are necessarily summaries thereof, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.


     The Company has not previously been subject to the reporting requirements of the Exchange Act. Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act and in accordance therewith will be required to file periodic reports and other information with the Commission. Copies of the Registration Statement, periodic reports and other information filed by the Company with the Commission may be inspected without charge. Copies of such material may also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, or at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. In addition, the Commission maintains a website that contains periodic reports and other information filed by the Company via the Commission's Electronic Data Gathering and Retrieval System. This website can be accessed at www.sec.gov. Copies of such material can be also be obtained from the Company upon request by contacting the Company at its principal executive office.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                                   GLOSSARY

     CAP -- Competitive access provider.

     CLEC -- Competitive local exchange carrier.

     Communications Act -- Communications Act of 1934, as amended.

     DS-0, DS-1, DS-3, T-1, T-3 -- These are the standard circuit capacity classifications which are distinguishable by bit rate. Each of these transmission services can be provided using the same type of fiber optic cable or other transmission medium, but offer different bandwidth (that is, capacity), depending upon the individual needs of the end-user. A DS-0 is a dedicated circuit that is considered to meet the requirements of usual business communications, with transmission capacity of up to 64 kilobits of bandwidth per second (that is, a voice grade equivalent circuit). This service offers a basic low capacity dedicated digital line for connecting telephones, fax machines, personal computers and other telecommunications equipment. A DS-1 is a high speed digital circuit typically linking high volume customer locations to long distance carriers or other customer locations. Typically utilized for voice transmissions as well as the interconnection of local area networks, DS-1 service accommodates transmission speeds of up to 1.544 megabits per second, which is equivalent to 24 DS-0 circuits or 24 voice grade equivalent circuits. DS-3 service provides a very high capacity digital circuit with transmission capacity of 45 megabits per second, which is equivalent to 28 DS-1 circuits or 672 voice grade equivalent circuits. This is a digital service used by long distance carriers for central office connections and by some large commercial users to link multiple sites. T-1 is synonymous with DS-1 and T-3 is synonymous with DS-3.

     EBITDA -- Net earnings (loss) before interest expense, income taxes, depreciation and amortization.

     ESP -- Enhanced service provider.


     Equivalent Access Lines -- This term is used by management to quantify the size of the Company's network. It is based on the number of customer lines and Trunks and the utilization of those lines and Trunks during the "busy hour." The "busy hour" refers to the hour of the day when line usage is at its highest level. The Company calculates its Equivalent Access Lines by multiplying the number of its Trunks in service by six and adding to the result to the number of its separate access lines in service. The decision to use six as the multiplier is based on management's experience, which indicates that the typical business access line is in use for approximately 400 seconds during the busy hour (or approximately 11.1% of capacity during the busy hour) and a typical business Trunk is in use for approximately 2,400 seconds during the busy hour (or approximately 66.7% of capacity during the busy hour), or approximately six times use during the busy hour of a typical business line.


     FCC -- The United States Federal Communications Commission.

     ILEC -- Incumbent local exchange carrier.

     ISP -- Internet service provider.

     Interconnect -- Connection of a telecommunications device or service to the public switched telephone network.

     Inter-LATA -- Telecommunications services originating in a LATA and terminating outside of that LATA.

     LATA (Local Access and Transport Area) -- one of approximately 200 local geographic areas in the United States within which a local telephone company may offer telecommunications services.


     Local Exchange -- A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

     Long Distance Carriers (Interexchange Carriers) -- Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities.


     MOU -- Minutes of use.

     NC PUC -- North Carolina Public Utilities Commission.

     PUC -- Public Utilities Commission.

     RBOC -- Regional bell operating company.


     Reciprocal Compensation -- The compensation paid to and from a CLEC and the ILEC for termination of a local call on each other's networks.

     Switch -- A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is the process of interconnecting circuits to form a transmission path between users. It also captures information for billing purposes.


     Switched Services -- Transmission of switched calls through the local switched network.

     Telecom Act -- Telecommunications Act of 1996.


     Trunk -- A DS-0 which concentrates subscriber lines. A trunked system combines multiple channels with unrestricted access in such a manner that user demands for channels are automatically "queued" and then allocated to the first available channel.


     VAR -- Value added reseller.

                         INDEX TO FINANCIAL STATEMENTS

                         US LEC CORP. AND SUBSIDIARIES




                                                                                              Page
                                                                                             -----
 INDEPENDENT AUDITORS' REPORT ............................................................    F-2
 FINANCIAL STATEMENTS:
  Consolidated Balance Sheets as of December 31, 1996 and 1997 ...........................    F-3
  Consolidated Statements of Operations for the Period From June 6, 1996 (Inception) to
   December 31, 1996 and the Year Ended December 31, 1997 ................................    F-4
  Consolidated Statements of Stockholders' Equity (Deficiency) for the Period From June
6, 1996
   (Inception) to December 31, 1996 and the Year Ended December 31, 1997 .................    F-5
  Consolidated Statements of Cash Flows for the Period From June 6, 1996 (Inception) to
   December 31, 1996 and the Year Ended December 31, 1997 ................................    F-6
  Notes to Consolidated Financial Statements .............................................    F-7

                         INDEPENDENT AUDITORS' REPORT



Board of Directors
US LEC Corp.
Charlotte, North Carolina

     We have audited the accompanying consolidated balance sheets of US LEC Corp. (the "Company") and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the period from June 6, 1996 (inception) to December 31, 1996 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of US LEC Corp. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from June 6, 1996 (inception) to December 31, 1996 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP


February 4, 1998
Charlotte, North Carolina

                         US LEC CORP. AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS


                      December 31, 1996 and 1997 (Note 1)



                                                                           1996             1997
                                                                      -------------   ---------------
  ASSETS (Note 4)
  CURRENT ASSETS:
    Cash and cash equivalents (Note 2) ............................    $  726,139      $  3,189,210
    Certificates of deposit (Note 2) ..............................            --           349,473
    Accounts receivable (Note 2) ..................................            --         6,005,742
    Due from stockholder (Note 6) .................................       200,000                --
    Prepaid expenses and other assets .............................       141,523           110,568
                                                                       ----------      ------------
     Total current assets ...................................... ..     1,067,662         9,654,993
  PROPERTY AND EQUIPMENT, NET (Notes 2 and 3) .....................       276,097        12,889,335
  OTHER ASSETS ....................................................       123,076           136,353
                                                                       ----------      ------------
  TOTAL ASSETS ....................................................    $1,466,835      $ 22,680,681
                                                                       ==========      ============

  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
  CURRENT LIABILITIES:
    Accounts payable ..............................................    $   48,125      $  8,200,926
    Deferred revenue ..............................................            --         1,141,386
    Accrued network costs .........................................            --         1,864,659
    Accrued interest payable -- related party .....................        16,861           282,311
    Accrued expenses -- other .....................................        65,792           434,594
                                                                       ----------      ------------
     Total current liabilities ................................. ..       130,778        11,923,876
                                                                       ----------      ------------
  NOTES PAYABLE -- STOCKHOLDERS (Note 4) ..........................     1,671,000         5,000,000
                                                                       ----------      ------------
  COMMITMENTS AND CONTINGENCIES (Note 5)

  STOCKHOLDERS' EQUITY (DEFICIENCY) (Note 8):
    Common stock -- Class A, $.01 par value (73,405,498 authorized
     shares, 3,855,000 outstanding at December 31, 1997) ..........            --            38,550
    Common stock -- Class B, $.01 par value (16,594,502 authorized
     shares, 16,594,500 outstanding at December 31, 1997) .........            --           165,945
    Members' units -- voting (10,000 units outstanding as of
     December 31, 1996) ...........................................       600,000                --
    Members' units -- nonvoting (1,540 units outstanding as of
     December 31, 1996) ...........................................        27,720                --
    Additional paid-in capital ....................................            --        11,126,320
    Accumulated deficit ...........................................      (962,663)       (5,574,010)
                                                                       ----------      ------------
     Total stockholders' equity (deficiency) ................... ..      (334,943)        5,756,805
                                                                       ----------      ------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
    (DEFICIENCY) ..................................................    $1,466,835      $ 22,680,681
                                                                       ==========      ============

                See notes to consolidated financial statements.

                         US LEC CORP. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS


                   The Period from June 6, 1996 (Inception) to December 31, 1996 and the Year Ended December 31, 1997 (Note 1)



                                                                     1996             1997
                                                                -------------   ---------------
  Revenue (Note 2) ..........................................   $       --       $  6,457,661
  Cost of Services ..........................................           --          4,201,001
                                                                ----------       ------------
  Gross Margin ..............................................           --          2,256,660
  Selling, General and Administrative .......................      941,743          6,070,237
  Depreciation and Amortization .............................        4,059            442,914
                                                                ----------       ------------
  Loss from Operations ......................................     (945,802)        (4,256,491)
  Interest Income ...........................................           --            (65,660)
  Interest Expense (Note 4) .................................       16,861            420,516
                                                                ----------       ------------
  Net Loss ..................................................   $ (962,663)      $ (4,611,347)
                                                                ==========       ============
  Net Loss Per Share -- Basic and diluted (Note 2) ..........   $     (.06)      $       (.25)
                                                                ==========       ============
  Weighted Average Shares Outstanding .......................   17,310,000         18,653,308
                                                                ==========       ============

                See notes to consolidated financial statements.

                         US LEC CORP. AND SUBSIDIARIES


         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)


                   The Period from June 6, 1996 (Inception) to December 31, 1996 and the Year Ended December 31, 1997 (Notes 1 and 8)



                                              Common Stock             Common Stock              Common Stock/
                                                 Class A                 Class B                Voting Units(1)
                                         ----------------------- ------------------------ ----------------------------
                                            Shares      Amount       Shares      Amount      Shares         Amount
                                         ------------ ---------- ------------- ---------- ------------ ---------------
 BALANCE, JUNE 6, 1996
 (INCEPTION) ...........................         --    $    --            --    $     --          --    $          --
 Issuance of voting shares/units .......         --         --            --          --      10,000          600,000
 Shares/units granted to employees .....         --         --            --          --          --               --
 Net loss ..............................         --         --            --          --          --               --
                                                 --    -------            --    --------      ------    -------------
 BALANCE (DEFICIENCY),
 DECEMBER 31, 1996 .....................         --         --            --          --      10,000          600,000
 Issuance of nonvoting units ...........         --         --            --          --          --               --
 Issuance of voting units ..............         --         --            --          --       1,063        4,554,995
 Issuance of warrants ..................         --         --            --          --          --               --
 Contribution to capital ...............         --         --            --          --          --               --
 Exchange of limited liability
  company units for C Corporation
  shares ...............................  3,855,000     38,550    16,594,500     165,945     (11,063)      (5,154,995)
 Net loss ..............................         --         --            --          --          --               --
                                          ---------    -------    ----------    --------     -------    -------------
 BALANCE, DECEMBER 31, 1997 ............  3,855,000    $38,550    16,594,500    $165,945          --    $          --
                                          =========    =======    ==========    ========     =======    =============



                                                Common Stock/
                                             Nonvoting Units(1)        Additional
                                         ---------------------------     Paid-in      Accumulated
                                            Shares        Amount         Capital        Deficit          Total
                                         ----------- --------------- -------------- --------------- ---------------
 BALANCE, JUNE 6, 1996
 (INCEPTION) ...........................        --    $          --   $        --    $         --   $       --
 Issuance of voting shares/units .......        --               --            --              --      600,000
 Shares/units granted to employees .....     1,540           27,720            --              --       27,720
 Net loss ..............................        --               --            --        (962,663)    (962,663)
                                             -----    -------------   -----------    ------------   ----------
 BALANCE (DEFICIENCY),
 DECEMBER 31, 1996 .....................     1,540           27,720            --        (962,663)    (334,943)
 Issuance of nonvoting units ...........     1,030        4,413,550            --              --    4,413,550
 Issuance of voting units ..............        --               --            --              --    4,554,995
 Issuance of warrants ..................        --               --        23,700              --       23,700
 Contribution to capital ...............        --               --     1,710,850              --    1,710,850
 Exchange of limited liability
  company units for C Corporation
  shares ...............................    (2,570)      (4,441,270)    9,391,770              --           --
 Net loss ..............................        --               --            --      (4,611,347)  (4,611,347)
                                            ------    -------------   -----------    ------------   ----------
 BALANCE, DECEMBER 31, 1997 ............        --    $          --   $11,126,320    $ (5,574,010)  $5,756,805
                                            ======    =============   ===========    ============   ==========

-------
(1) On December 31, 1996, all S Corporation common shares were converted into limited liability company units based on a one-for-one conversion ratio of units for each share. On December 31, 1997, all limited liability units were converted into C Corporation common shares based upon a conversion ratio of 1,500 shares for each unit.


                See notes to consolidated financial statements.

                         US LEC CORP. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                   The Period from June 6, 1996 (Inception) to December 31, 1996 and the Year Ended December 31, 1997 (Note 1)



                                                                                        1996              1997
                                                                                   --------------   ----------------
 OPERATING ACTIVITIES:
  Net loss .....................................................................    $   (962,663)     $ (4,611,347)
                                                                                    ------------      ------------
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization ..............................................           4,059           442,914
    Stock compensation .........................................................          27,720            23,700
    Changes in assets and liabilities which provided (used) cash:
     Accounts receivable .......................................................              --        (6,005,742)
     Prepaid expenses and other assets .........................................        (141,523)           30,955
     Other assets ..............................................................        (123,598)          (14,322)
     Accounts payable ..........................................................          34,283           899,452
     Deferred revenue ..........................................................              --         1,141,386
     Accrued expenses -- other .................................................          65,792           368,802
     Accrued network costs .....................................................              --         1,864,659
     Accrued interest payable -- related party .................................          16,861           265,450
                                                                                    ------------      ------------
      Total adjustments ........................................................        (116,406)         (982,746)
                                                                                    ------------      ------------
      Net cash used in operating activities ....................................      (1,079,069)       (5,594,093)
                                                                                    ------------      ------------
 INVESTING ACTIVITIES:
  Purchase of property and equipment ...........................................        (265,792)       (5,801,758)
  Certificates of deposit ......................................................              --          (349,473)
  (Advances to) repayments from stockholder ....................................        (200,000)          200,000
                                                                                    ------------      ------------
      Net cash used in investing activities ....................................        (465,792)       (5,951,231)
                                                                                    ------------      ------------
 FINANCING ACTIVITIES:
  Issuance of common shares and limited liability company units ................         600,000         8,968,545
  Contribution to capital ......................................................              --         1,710,850
  Proceeds from notes payable -- stockholders ..................................       1,671,000         4,289,150
  Repayment of notes payable -- stockholders ...................................              --          (960,150)
                                                                                    ------------      ------------
      Net cash provided by financing activities ................................       2,271,000        14,008,395
                                                                                    ------------      ------------
 NET INCREASE IN CASH AND CASH EQUIVALENTS .....................................         726,139         2,463,071
 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD ................................              --           726,139
                                                                                    ------------      ------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD ......................................    $    726,139      $  3,189,210
                                                                                    ============      ============
 SUPPLEMENTAL CASH FLOW DISCLOSURES -- Cash paid for interest ..................    $         --      $        672
                                                                                    ============      ============
 SUPPLEMENTAL NON CASH INVESTING AND FINANCING
 ACTIVITIES -- During 1997, accrued interest of $54,544 due to stockholders was converted into voting equity. At December 31, 1996 and 1997, $13,842 and $7,267,191, respectively, of property and equipment additions are included in outstanding accounts payable.

                See notes to consolidated financial statements.

                         US LEC CORP. AND SUBSIDIARIES


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Period From June 6, 1996 (Inception) to December 31, 1996 and Year Ended
                               December 31, 1997


1. ORGANIZATION AND NATURE OF BUSINESS

     The consolidated financial statements include the accounts of US LEC Corp. (the "Company") and its six subsidiaries, of which two are wholly owned and four are 99% owned. All significant intercompany transactions and balances have been eliminated. The Company was incorporated in 1996 as an S Corporation. Effective December 31, 1996, US LEC Corp. was converted to a limited liability company ("US LEC L.L.C.") through an exchange of the S Corporation common stock for voting and nonvoting units of US LEC L.L.C. On December 31, 1997, in anticipation of a planned initial public offering of common stock, the Company became a C Corporation through a merger of US LEC L.L.C. into the Company and the exchange of all of the limited liability company units into shares of Class A and Class B Common Stock.

     The Company, through its subsidiaries, provides switched local, long distance and enhanced telecommunications services primarily to medium and large-sized organizations in selected markets in the southeastern United States. The Company was a development stage enterprise from inception until March 1997, when it began generating telecommunications revenues.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition -- The Company recognizes revenue on telecommunications and enhanced communications services in the period that the service is provided. Revenue is presented net of amounts which are rebated to end user customers and outside sales agents pursuant to telecommunications service contracts. Revenue on billings to customers in advance of providing services is deferred and recognized when earned. At December 31, 1997, deferred revenue primarily represents billings which are subject to review by a state public utilities commission (see Note 5).

     Cash and Cash Equivalents -- Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

     Certificates of Deposit -- Certificates of deposit are carried at cost. These certificates mature during 1998, and serve as collateral for letters of credit related to certain office leases.

     Property and Equipment -- Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

     The estimated useful lives of the Company's principal classes of property and equipment are as follows:


       Telecommunications switching and other
         equipment ...................................   5 - 9 years
       Office equipment, furniture and other .........   5 years
       Leasehold improvements ........................   The lesser of the estimated useful lives
                                                         or the term of the lease

     Long-Lived Assets -- The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

     Fair Value of Financial Instruments -- As of December 31, 1996 and 1997, the fair values of the Company's financial instruments, including cash equivalents, certificates of deposit, receivables, accounts payable and notes payable to stockholders approximate their carrying values.

     Income Taxes -- The Company was organized as an S Corporation for the period from inception to December 31, 1996, and as a limited liability company for the period from January 1, 1997 to December 31, 1997, on which date it was converted to C Corporation status. Accordingly, no provision (benefit) for income taxes is

                         US LEC CORP. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued

necessary for 1996 and 1997 since income taxes were the responsibility of the individual S Corporation stockholders or limited liability company members. On a pro forma basis, had the Company been structured as a C Corporation since inception, there would have been no change in the net loss or net loss per share for each period presented. At December 31, 1997, deferred tax assets and liabilities related to the conversion to a C Corporation are not significant.

     Concentration of Risk -- The Company is exposed to concentration of credit risk principally from trade accounts receivable. At December 31, 1997, the Company's trade customers are located in North Carolina. The Company performs ongoing credit evaluations of its customers but does not require collateral to support customer receivables. Credit risk is reduced by the fact that the Company's most significant trade receivables are from large, well-established telecommunications entities. At December 31, 1997, no allowance for doubtful receivables is considered necessary.

     The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all of its current operating networks, and these agreements expire at various dates in 1998 and 1999. Management believes that suitable interconnection agreements can be negotiated in the future and, accordingly, does not expect any disruption of services.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. A significant estimate relates to the accrual of network costs payable to other telecommunications entities. Any difference between the ultimate payments made and the accrual would be recorded at the time of payment.

     Advertising -- The Company expenses advertising costs in the period incurred. Advertising expense amounted to $22,311 and $136,935 for 1996 and 1997, respectively.


     Net Loss Per Share -- Net loss per share has been calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. The weighted average shares outstanding used in the calculation have been determined by giving retroactive effect to the conversion to C Corporation status which occurred on December 31, 1997 (based on the share conversion ratios utilized in the conversion from a limited liability company). The effect on diluted loss per share of outstanding stock warrants to purchase 444,000 common shares is antidilutive for the year ended December 31, 1997. Securities and Exchange Commission Staff Accounting Bulletin No. 98 requires that equity instruments granted at nominal amounts for periods prior to the filing of the registration statement be included in the calculation of per share data as if outstanding for all periods presented. Accordingly, the weighted average shares used in the calculation of basic and diluted loss per share in 1996 includes 2,310,000 shares (1,540 limited liability company units) granted in 1996 to employees, as if such shares were outstanding for the entire period.



3. PROPERTY AND EQUIPMENT



                                                                           December 31,
                                                                   ----------------------------
                                                                       1996           1997
                                                                   -----------   --------------
      Telecommunications switching and other equipment .........    $212,259      $11,790,370
      Office equipment, furniture and other ....................      67,375          774,536
      Leasehold improvements ...................................          --          769,835
                                                                    --------      -----------
                                                                     279,634       13,334,741
      Less accumulated depreciation and amortization ...........      (3,537)        (445,406)
                                                                    --------      -----------
      Total ....................................................    $276,097      $12,889,335
                                                                    ========      ===========

                         US LEC CORP. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  -- Continued


4. NOTES PAYABLE -- STOCKHOLDERS

     The Company's majority stockholder has loaned an aggregate of $5,000,000 to the Company as of December 31, 1997 ($710,850 as of December 31, 1996). Interest charged through 1997 was at prime plus 2% (10.5% per annum at December 31, 1997). In January 1998, an entity controlled by this stockholder loaned an additional $2,289,150 to the Company. Interest on both loans will be at 12% per annum, payable on a quarterly basis, with principal due in January 2003.

     Another stockholder loaned the Company an aggregate of $960,150 in 1996, with interest at prime plus 2%. These loans were repaid in 1997. In January 1998, this stockholder loaned $1,000,000 to the Company, with interest at 12% per annum, payable on a quarterly basis, with principal due in January 2003.

     Substantially all of the Company's assets are pledged as collateral on such stockholder loans. Interest expense to related parties was $16,861 in 1996 and $419,814 in 1997.


5. COMMITMENTS AND CONTINGENCIES

     Leases -- The Company leases office premises in various locations under operating lease arrangements. Most of these leases have renewal options. Total rent expense amounted to $12,331 and $180,414 in 1996 and 1997, respectively.

     Future minimum rental payments under operating leases having initial or remaining noncancelable lease terms in excess of one year (including leases entered into in 1998) are as follows:


  1998 .................    $  795,000
  1999 .................       901,000
  2000 .................       813,000
  2001 .................       700,000
  2002 .................       609,000
  Thereafter ...........       578,000
                            ----------
  Total ................    $4,396,000
                            ==========

     Purchase Commitments -- At December 31, 1997, the Company has outstanding commitments to purchase network equipment with an aggregate cost of $8,844,880.



     FCC Subsidy -- On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications universal service program which both increased the size of existing subsidies and created new subsidy funds with respect to certain services offered in high-cost areas or to low income subscribers, schools, libraries, and rural healthcare providers. In the May 8 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. The Company also may be required to contribute to state-established funds. As of December 31, 1997, the Company was unable to quantify the subsidy payments it may be required to make for the year. However, management believes that any such subsidy payments relating to periods through 1997 will not have a material effect on the Company's financial position or results of operations.


     BellSouth Proceeding -- A portion of the Company's revenue is derived from reciprocal compensation payments from incumbent local exchange carriers ("ILEC's") such as BellSouth Telecommunications, Inc. ("BellSouth"). Management believes that such payments are due pursuant to its ILEC interconnection agreements when, in the aggregate, the Company's customers receive more calls from the ILEC's customers than they make to the ILEC's customers. However, in August 1997 BellSouth indicated that it was not obligated to make such payments to the Company with respect to calls made to certain customers, principally internet service providers. In October 1997, the Company filed a petition with the public utilities commission ("PUC") in North Carolina seeking an order to compel BellSouth to make the reciprocal compensation payments. It is expected that the PUC will issue a

                         US LEC CORP. AND SUBSIDIARIES

5. COMMITMENTS AND CONTINGENCIES -- Continued

ruling in the first quarter of 1998, but such ruling may be subject to appeal. Management believes that the Company will ultimately be successful in this proceeding, but a final determination that the Company is not eligible for reciprocal compensation with respect to such calls could have a material adverse effect on the Company's financial condition and future results of operations.

     Since reciprocal compensation earned during 1997 is subject to the ruling to be issued by the PUC in North Carolina, the Company has deferred recognition of a significant portion ($1,141,386) of such revenue at December 31, 1997.


6. RELATED PARTIES

     During the year ended December 31, 1997, the Company received services under consulting agreements with two entities each controlled by Company stockholders. Payments under these agreements totaled $175,000, comprised of $125,000 and $50,000, respectively. Company management believes that these transactions were under terms no less favorable to the Company than could be arranged with unrelated parties. In 1996 the Company advanced $200,000 to its majority stockholder. The amount was repaid in January 1997.


7. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) profit-sharing plan under which employees can contribute up to 15% of their annual salary. Employees are eligible for participation after completing 1,000 hours of service within a 12-month period. The Company may make a discretionary contribution. However, no such contributions have been made for the period from inception to December 31, 1997.


8. STOCKHOLDERS' EQUITY

     Common Stock -- The Company has authorized two classes of common stock, Class A and Class B. The rights of holders of the Class A Common Stock and the Class B Common Stock are substantially identical, except that (i) holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to 10 votes per share; (ii) holders of the Class B Common Stock vote as a separate class to elect two members of the Company's Board of Directors in addition to voting with the holders of Class A Common Stock in the election of the other members of the Board of Directors; and (iii) the Class B Common Stock is fully convertible at any time into Class A Common Stock, at the option of the holder, or automatically upon transfer to certain third persons, on a one-for-one basis. Pursuant to an agreement among the Class B stockholders, if a Class B stockholder proposes to sell or transfer Class B Common Stock to anyone other than a permitted transferee (as defined in the agreement), the other Class B stockholders who are parties to the agreement would have a right to acquire the Class B Common Stock that is proposed to be sold or transferred.

     Preferred Stock -- The Company is authorized to issue 10,000,000 shares of preferred stock ($.01 par value) in one or more series without stockholder approval, subject to any limitations prescribed by law. Each series of preferred stock shall have such rights and preferences as shall be determined by the Company's Board of Directors. No shares of preferred stock have been issued.

     Capital Contribution -- During 1997, the Company's majority stockholder contributed an aggregate of $1,710,850 to additional paid-in capital.

     Employee Stock Grants -- In 1996, as part of the Company's organizational activities, an aggregate of 1,540 non-voting limited liability company units were issued to induce certain employees to join the Company. The Company recorded compensation expense of $27,720 in 1996 for these units, based on the estimated fair value at the time the units were issued.

                         US LEC CORP. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY -- Continued

     Warrants -- During 1997, the Company issued warrants to three employees to purchase an aggregate of 345,000 shares of Class A Common Stock and a warrant to an outside sales agent to purchase 99,000 shares of Class A Common Stock. All of these warrants are fully vested and are exercisable at $2.86 per share for a three-year period from the date of issuance. None of these warrants have been exercised at December 31, 1997. In addition, in January 1998 the Company issued a warrant to a consultant to purchase 25,000 shares of Class A Common Stock at $10 per share, exercisable at any time through January 1, 2001.

     Management believes that the employee warrants issued in 1997 are noncompensatory based upon an internal valuation of their fair value. The exercise price of these warrants is the same as the issuance price in 1997 of shares to numerous outside investors.

     Had compensation cost for the employee warrants issued in 1997 been determined based on the fair value at the grant date in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's 1997 net loss and net loss per share would have been $4,693,829 and $.25, respectively. The Company estimated the fair value of the warrants using the Black-Scholes model assuming no dividend yield or volatility, a risk-free interest rate of 6.0% and an expected life of 18 months for each of the warrants. For the warrant issued in 1997 to the outside sales agent, the fair value charged to expense was $23,700. The weighted average remaining contractual life of warrants outstanding at December 31, 1997 is 32 months.

     Stock Option Plan -- In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the "Stock Plan"). Under this plan, 650,000 shares of Class A Common Stock have been reserved for issuance of stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards. Options granted under the Stock Plan are to be at exercise prices as determined by the Compensation Committee of the Board of Directors. For incentive stock options the option price may not be less than the market value of the Class A Common Stock on the date of grant (110% of market value for greater than 10% stockholders).

     In January 1998, the Company granted incentive stock options to substantially all employees to purchase 182,800 shares of Class A Common Stock at $10 per share. These options vest annually in four equal installments beginning in January 1999. Also, upon completion of a planned initial public offering of the Class A Common Stock, the Company intends to grant nonqualified options to purchase 5,000 shares of Class A Common Stock at the initial public offering price to each of the Company's two outside directors.

                                    ********

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.
                          --------------------------
                               TABLE OF CONTENTS


                                                                 Page
                                                              ---------
Prospectus Summary ........................................        1
Risk Factors ..............................................        7
Use of Proceeds ...........................................       13
Dividend Policy ...........................................       13
Dilution ..................................................       13
Capitalization ............................................       14
Selected Historical Consolidated Financial and
   Operating Data .........................................       15
Management's Discussion and Analysis of
   Financial Condition and Results of Operations ..........       17
Business ..................................................       20
Management ................................................       34
Certain Relationships and Related Transactions ............       37
Security Ownership of Management ..........................       38
Description of Capital Stock ..............................       39
Shares Eligible for Future Sale ...........................       42
Underwriting ..............................................       43
Legal Matters .............................................       45
Experts ...................................................       45
Available Information .....................................       45
Glossary ..................................................       46
Index to Financial Statements .............................      F-1


Until          , 1998 (25 days after the commencement of the Offering), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                               5,500,000 Shares



                                 US LEC Corp.

                             Class A Common Stock



                                     [logo]





                               -----------------
                                   PROSPECTUS


                              Dated        , 1998


                               -----------------
                             Salomon Smith Barney

                           Bear, Stearns & Co. Inc.


                               Wheat First Union




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance And Distribution.

     The following is a list of the estimated expenses to be incurred by US LEC Corp. (the "Company" or the "Registrant") in connection with the distribution of the Class A Common Stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee, all amounts are estimates.



    Securities and Exchange Commission Registration Fee .........    $ 27,989
    NASD Filing Fee .............................................       9,988
    Nasdaq National Market Listing Fee ..........................      75,625
    Printing and Engraving Costs ................................           *
    Accounting Fees and Expenses ................................           *
    Legal Fees and Expenses (excluding Blue Sky) ................           *
    Blue Sky Fees and Expenses ..................................           *
    Transfer Agent and Registrar Fees ...........................           *
    Miscellaneous ...............................................           *
                                                                     --------
    Total .......................................................    $650,000
                                                                     ========
    ----------
    * To be filed by amendment.



Item 14. Indemnification of Directors and Officers.

     Certain provisions of the Company's Certificate of Incorporation (the "Certificate") and Bylaws provide that the Company shall indemnify all of its directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "Delaware Law"). In addition, the Certificate authorizes the Registrant to enter into one or more agreements with any person which provide for indemnification greater or different than that provided in its Certificate.

     Section 145 of the Delaware Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding, whether criminal or civil, brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     In addition, Section 102 of the Delaware Law provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of directors for monetary damages for breach of fiduciary duty, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith that involve intentional misconduct or a knowing violation of the law;
(iii) conduct in violation of Section 174 of the Delaware Law (which section relates to unlawful distributions); or (iv) for any transaction from which the director derived an improper personal benefit. The Certificate currently includes such provisions.


     Reference is also hereby made to Section 8 of the Underwriting Agreement, a copy of which is filed as Exhibit 1 to this Registration Statement, for information concerning indemnification arrangements among the Company and the Underwriters.

Item 15. Recent Sales of Unregistered Securities.

     On December 31, 1997, US LEC L.L.C., a Delaware limited liability company, was merged into the Company (the "Merger"). As a result of the Merger, the Company issued (i) 3,855,000 shares of Class A Common Stock to the holders of all outstanding nonvoting units of membership interest in US LEC L.L.C (the "Nonvoting Units"), (ii) 16,594,500 shares of Class B Common Stock to the holders of all outstanding voting units of membership interest in US LEC L.L.C. (the "Voting Units") and (iii) warrants to purchase 444,000 shares of Class A Common Stock to the holders of all outstanding warrants to purchase Nonvoting Units (the "Warrants"). Immediately prior to the Merger, the 2,570 outstanding Nonvoting Units were beneficially owned by a total of 53 persons, including employees of US LEC L.L.C. and private investors, the 11,063 outstanding Voting Units were beneficially owned by Messrs. Aab and Ganatra and the Warrants were held by three employees and a sales agent of US LEC L.L.C. The transaction was not registered under the Securities Act pursuant to the exemption provided by
Section 4(2) thereof for transactions not involving any public offering.
     In January 1998, the Company granted incentive stock options to 96 employees covering 182,800 shares of Class A Common Stock. These transactions were not registered under the Securities Act pursuant to the exemption provided by Rule 701 promulgated thereunder for sales of securities pursuant to compensatory benefit plans.

        In February, 1998, Mr. Aab exchanged a note payable by Company to him in the amount of $5,000,000 for 480,770 shares of Class B Common Stock. The transaction was not registered under the Securities Act pursuant to the exemption provided by Section 4(2) thereof for transactions not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules.
     (a) Exhibits:




 Exhibit No.    Description
-------------   ------------------------------------------------------------------------------------
   1            Form of Underwriting Agreement**
 3.1            Restated Certificate of Incorporation of the Company**
 3.2            Bylaws of the Company**
   4            Form of Class A Common Stock Certificate**
   5            Opinion of Moore & Van Allen, PLLC**
10.1            US LEC Corp. 1998 Omnibus Stock Plan*
10.2            Promissory Note, dated January 16, 1998, made by the Company to Richard T. Aab**
10.3            Security Agreement, dated January 16, 1998, by and between the Company and
                Richard T. Aab**
10.4            Promissory Note, dated January 16, 1998, made by the Company to Melrich Associates,
                L.P.**
10.5            Security Agreement, dated January 16, 1998, by and between the Company and Melrich
                Associates, L.P.**
10.6            Promissory Note, dated January 16, 1998, made by the Company to Tansukh V.
                Ganatra**
10.7            Security Agreement, dated January 16, 1998, by and between the Company and
                Tansukh V. Ganatra**
10.8            Guaranty and Suretyship Agreement, dated January 16, 1998, by and among the
                Company and Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra**
10.9            Contribution Agreement, dated February 14, 1998, by and between US LEC Corp. and
                Richard T. Aab**
10.10           Non-transferable Warrant, dated August 4, 1997, issued to David N. Vail*
10.11           Non-transferable Warrant, dated August 4, 1997, issued to Craig K. Simpson*
10.12           Amended and Restated Class B Stockholders Agreement, dated as of 1998**
10.13           Consulting Agreement, dated December 18, 1997 by and between the Company and
                RTA Associates, LLC**
10.14           Consulting Agreement, dated December 18, 1997 by and between the Company and
                Super STAR Associates Limited Partnership**
  21            Subsidiaries of the Registrant*
23.1            Consent of Deloitte & Touche LLP
23.2            Consent of Moore & Van Allen, PLLC (included in its opinion filed as Exhibit 5)**
  24            Power of Attorney*


----------

* Previously filed.

** To be filed by amendment.

Item 17. Undertakings.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that item shall be deemed to be the initial bona fide public offering thereof; and

     (3) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on March 24, 1998.


                                            US LEC Corp.



                                          By: /s/  TANSUKH V. GANATRA

                                            --------------------------------


                                               Tansukh V. Ganatra,

                                               President and Chief Operating
Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:






             Signature                                  Title                           Date
-----------------------------------   -----------------------------------------   ---------------
 /s/  RICHARD T. AAB*                 Chairman of the Board of Directors,         March 24, 1998
 -------------------------------
      Richard T. Aab                  Chief Executive Officer and Director

 /s/  TANSUKH V. GANATRA              President, Chief Operating Officer and      March 24, 1998
 ------------------------------
       Tansukh V. Ganatra             Director

 /s/  DAVID N. VAIL                   Executive Vice President -- Finance and     March 24, 1998
 -------------------------------      Chief Financial Officer (Principal
       David N. Vail                  Accounting Officer)


 /s/  DAVID M. FLAUM*                 Director                                    March 24, 1998
 -------------------------------
              David M. Flaum

 /s/  STEVEN L. SCHOONOVER*           Director                                    March 24, 1998
 -------------------------------
           Steven L. Schoonover

  *By: /s/    TANSUKH V. GANATRA
    ---------------------------
     Tansukh V. Ganatra
    Attorney-in-Fact